UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
AMENDMENT NO. 1

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended ______

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For transition period from ___________________ to _____________________

Commission File Number: 000-51204

COASTPORT CAPITAL INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Continued into British Columbia on June 1, 2005
(Jurisdiction of Incorporation or Organization)

Suite 501 – 595 Howe Street, Vancouver,
British Columbia V6C 2T3
(Address of Principal Executive Office)

Not Applicable
Securities registered or to be registered pursuant to Section 12(b) of the Act

Common Shares Without Par Value
Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

9,520,000 Common Shares Without Par Value
Number of outstanding shares of each of the Company’s classes of capital or common stock as of December 2, 2005

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes: ☐ No: ☐

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☒ Item 18 ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court. Yes: ☐ No: ☐

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to the “Company” refer to Coastport Capital Inc. All references to "Canada" are references to The Dominion of Canada. All references to the “government” are references to the government of Canada. Unless otherwise noted all references to “common shares”, “shares” or “common stock” are references to the common shares of the Company. In this Form 20-F, “British Columbia” is sometimes referred to as “BC”.

In this document, all references to “SEC” refer to the United States Securities and Exchange Commission. The Company’s reporting currency is the Canadian dollar. References to “$”, “Cdn Dollars”, or “Cdn$” are to the currency of Canada, and all references to “US Dollars” or “US$” are to the currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains translations of certain Cdn Dollar amounts into US Dollar amounts at specified rates.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The names, business addresses and functions of the Company’s directors and senior management are as follows:

LAURIE SADLER
501 – 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

* Mr. Sadler has been the Chief Executive Officer, President and a director of the Company since July 28, 2004. He is a retired Chartered Accountant.

LEONARD DENNIS
501 – 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

* Mr. Dennis has been a director of the Company since July 28, 2004. He is the Director of Business Development of CHC Helicopters International since May 1975.

MARC PREFONTAINE
501 – 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

* Mr. Prefontaine has been a director of the Company since July 28, 2004. He is a Professional Geologist.

MARIO SZOTLENDER
501 – 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

Mr. Szotlender has been a director of the Company since January 20, 2005.

KIM EVANS
501 – 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

Ms. Evans has been the Chief Financial Officer of the Company since August 25, 2004 and Corporate Secretary of the Company since May 26, 2005. She is a Certified General Accountant.

* Denotes member of the Audit Committee

The directors’ terms of office expire at the Company’s annual general meeting each year.

B.	Advisors

The following are the names and addresses of the Company’s principal bankers and legal advisors with which the Company has a continuing relationship:

The Company’s principal banker is Bank of Montreal, located at 595 Burrard Street, Vancouver, BC V7X 1C9.

The legal advisors for the Company are Maitland & Company, Barristers and Solicitors, of Suite 700, 625 Howe Street, Vancouver, BC V6C 2T6.

C.	Auditors

The auditor for the Company is G. Ross McDonald, Chartered Accountant, of Suite 1402, 543 Granville Street, Vancouver, BC V6C 1X8. Mr. McDonald is a member of the Institute of Chartered Accountants of British Columbia. Mr. McDonald has been the Company’s auditor since February 27, 2002. On February 1, 2005, Mr. McDonald merged his practice with that of Smythe Ratcliffe, Chartered Accountants, of Suite 700, 355 Burrard Street, Vancouver, BC.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means that noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

	2004	2003	2002	2001	2000
High Low Average for Period End of Period	1.3970 1.1775 1.3015 1.2034	1.5747 1.3484 1.4615 1.3484	1.6003 1.5593 1.5597 1.5593	1.6034 1.4935 1.5494 1.5928	1.5583 1.4318 1.4854 1.4995

The exchange rate on December 2, 2005 was $1.1627.

The high and low exchange rates for the most recent six months are as follows:

	June 2005	July 2005	August 2005	September 2005	October 2005	November 2005
High Low	1.2578 1.2256	1.2437 1.2048	1.2185 1.1888	1.1882 1.1611	1.1887 1.1659	1.1960 1.1656

Financial Information

The following table sets forth for the periods indicated selected financial and operating data for the Company. This selected financial data is derived from the Company’s Audited Financial Statements and Notes thereto. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The year-end financial statements of the Company have been audited by G. Ross McDonald, an independent chartered accountant. On February 1, 2005 Mr. McDonald merged with Smythe Ratcliffe, Chartered Accountants, of Vancouver, BC. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principals generally accepted in Canada. As there are no differences in Canadian GAAP and United States GAAP no comparisons are necessary.

	Year Ended December 31 (Audited) (Cdn$)
	2004	2003	2002	2001	2000
Amounts in Accordance with Canadian
and US GAAP in Canadian dollars):
   Interest Income
   Total Assets
   Net working capital
   Share capital
   Shareholders’ equity
   Loss for the period
   Loss per share (basic and diluted)
   Weighted average number of
common shares (basic and diluted)	3,378 881,730 388,652 841,916 629,820 (225,311) (0.05) 4,319,016	5,073 197,851 186,582 201,831 186,582 (111,446) (0.05) 2,160,000	7,331 304,497 290,489 338,945 298,028 (23,341) (0.01) 3,474,414	5,356 300,513 297,369 314,945 297,369 (17,576) (0.01) 2,683,838	Nil 114,581 72,282 108,555 108,555 Nil NA NA

	Nine Months Ended September 30, 2005 (Unaudited – Prepared by Management) (Cdn$)
	2005	2004
Amounts in Accordance with Canadian
and US GAAP in Canadian dollars):
   Interest Income
   Total Assets
   Net working capital
   Share capital
   Shareholders’ equity
   Loss for the period
   Loss per share (basic and diluted)
   Weighted average number of
common shares (basic and diluted)	5,021 502,829 212,444 841,916 497,497 (132,323) (0.01) 9,320,000	2,631 429,757 296,402 360,444 302,850 (69,361) (0.02) 3,169,051

B.	Capitalization and Indebtedness

Shares

The authorized capital of the Company is comprised of an unlimited number of common shares of which 9,520,000 are issued and outstanding as at December 2, 2005.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the board of directors of the Company which also may fix the designations, rights, privileges, restrictions and conditions attached to the shares of each series of preferred shares.

There are not preferred shares issued and outstanding and the Company has no plans to issue preferred shares in the foreseeable future.

The Company does not currently have any debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, and/or indirect contingent indebtedness.

C.	Reasons for Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)     The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

(2)     The property in which the Company has an option to earn an interest is in the exploration stage only and consequently exploration of the Company’s mineral property may not result in any discovery of a commercial body of mineralization

The property in which the Company has an option to earn an interest is in the exploration stage only, is without a known body of commercial mineralization and has no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. Exploration of the property in which the Company has an option to earn an interest may not result in any discoveries of a commercial body of mineralization. If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

(3)     The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business

As the property in which the Company has an option to earn an interest does not currently have ore reserves the Company has no revenues from operations. The Company has limited financial resources. As of November 30, 2005 the Company had working capital of $201,436, which the Company anticipates will be sufficient funds for the Company’s operations for the next twelve months. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

  ability to locate a profitable mineral property;
  ability to generate revenues; and
  ability to reduce exploration costs.

Based upon current plans, the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the holding and exploration of the Company’s mineral property. The Company may not be successful in generating revenues in the future. Failure to generate revenues or raise additional capital in the future could cause the Company to go out of business.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company’s operations. The Company does not plan on entering into any debt obligations in the next twelve months.

(4)     The possibility of any of the property in which the Company has an option to earn an interest ever having ore reserves is extremely remote

The Company has no known ore reserves. The possibility of the property in which the Company has an option to earn an interest ever having ore reserves is extremely remote and any funds spent on exploration will probably be lost. The Company’s success depends upon finding and developing an ore reserve. If the Company does not find an ore reserve containing gold, precious or non-precious metals, either because it does not have the money to do so or because it is not economically feasible to do it, the Company will cease operations.

(5)     Government expropriation or regulation may prevent or restrict mining of any of the Company‘s mineral deposits

Even if the property in which the Company has an option to earn an interest is proven to host economic reserves of gold or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposit. Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

(6)     The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations

The Company has no history of pre-tax profit. The property in which the Company has an option to earn an interest does not have an ore reserve. The Company sustained operating losses for each of the fiscal years ended December 31, 2004, 2003, 2002 and 2001 of $(225,311), $(111,446), $(23,341) and $(17,576) respectively. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.

(7)     The property in which the Company has an option to earn an interest is in a foreign country.

The Company’s exploration activities will occur in Nicaragua and, as a result, it may be affected by possible political or economic instability in that country. The risks include, but are not limited to, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in Nicaragua may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua may adversely affect the Company’s operations in these countries. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalisation, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations.

(8)     As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgements obtained against the Company in the United States

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company’s non-U.S. resident executive officers or directors.

(9)     The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

The mineral exploitation industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(10)     Substantial expenditures are required to be made by the Company to establish ore reserves and the Company may not discover minerals in sufficient quantities or grade or may not have the necessary required funds.

Substantial expenditures are required to establish ore reserves through drilling. Although substantial benefits may be derived from the discovery of a major mineralized deposit, the Company may not discover minerals in sufficient quantities or grades to justify commercial operation or the funds required for development may not be obtained on a timely basis. Estimates of reserves and mineral deposits can also be affected by such factors as environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

(11)     The Company does not presently have insurance covering the property in which the Company has an option to earn an interest and as a consequence could incur considerable costs

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to exploration of precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not presently have insurance covering the property in which the Company has an option to earn an interest and does not presently intend to obtain liability insurance. As a result of not having insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date, the Company has not experienced any material losses due to hazards arising from its operations.

(12)     The price of gold, base and precious metals has fluctuated widely in recent years and may adversely affect the economic viability of any of the Company’s mineral properties

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of gold and other precious and non-precious metals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of gold, base and precious metals and therefore the economic viability of the Company’s mining property interest, cannot be accurately predicted but may adversely affect the Company’s operation and its ability to raise capital.

(13)     The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company business

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company business, results of operations and financial condition. The Company currently does not carry any key person insurance on any of the board of directors.

(14)     The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common stock in the foreseeable future

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(15)     The possible issuance of additional shares may impact the value of the Company stock

The Company is authorized to issue an unlimited number of shares of common stock without par value. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(16)     Forward Looking Statements

This Form 20-F includes "forward-looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the

Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, gold prices and other metals, technology and exploration hazards.

(17)     Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties and accordingly conflicts of interest may arise

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Mario Szotlender, a director of the Company, is also a director of Radius Gold Inc., the corporation from which the Company acquired its interest in the San Ramon Property in Nicaragua. See “Business Overview” for details of the agreement between the Company and Radius Gold Inc. This and other possible associations involving the Company’s directors and officers in the future may give rise to conflicts of interest from time to time. Such conflicts pose the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.

(18)     Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company’s stockholders

Management of the Company owns collectively as of December 2, 2005, 992,500 common shares being 10.4% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(19)     The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and futures share issuance. There is a limited market for the Company’s common stock in the United States.

No assurance can be given that a market for the Company’s common stock will be quoted on an exchange in the U.S. or on the NASD's Over the Counter Bulletin Board.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a “penny stock” (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)	such sale or purchase is exempt from Rule 15g-9;

(b)

prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)	the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the US therefor, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the U.S.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the U.S. in which an exemption for such “secondary trading” exists or in which the shares may have been registered.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company was incorporated in the Province of Alberta, Canada under the Business Corporations Act (Alberta) on April 14, 2000 under the name “Coastport Capital Inc.” On June 1, 2005 the Company was continued into the Province of British Columbia, Canada under the Business Corporations Act (British Columbia).

The Company completed its initial public offering as a Capital Pool Company (“CPC”) and its shares were listed on the Exchange in June 2001. In April 2000, common shares of the Company had been issued to its then directors at a price less than the Company’s initial prospectus offering price, and these shares were escrowed as a condition of listing.

As a CPC the principal business of the Company was the identification, evaluation and subsequent acquisition or participation in an asset or business, subject to receipt of shareholder and Exchange approval in accordance with Exchange Policies.

The Company was required to complete a Qualifying Transaction, which is defined in the Exchange Policies as a transaction whereby a CPC acquires Significant Assets, other than by cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means. “Significant Assets” are defined in the Exchange Policies as one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, results in the CPC meeting the minimum listing requirements under Exchange Policies.

The Company was unable to complete a Qualifying Transaction within the time limits permitted pursuant to the CPC Policy of the Exchange. The Company therefore elected to transfer its listing from Tier 2 on the Exchange to NEX, which is the market on which former Exchange issuers that do not meet Exchange minimum listing requirements for Tier 2 issuers may continue to trade. Pursuant to the CPC Policy of the Exchange, if a CPC does not complete a Qualifying Transaction all existing escrowed shares of that company must be cancelled.

On December 19, 2003 the Company received shareholder approval for the transfer of its listing to NEX, for the cancellation of all its existing escrow common shares, and the consolidation of its shares on a three old for one new basis. Effective February 26, 2004, in accordance with CPC Policy, the Company cancelled all of its existing escrow common shares and was transferred to NEX from Tier 2 of the Exchange effective on February 16, 2004.

Until completion of its Qualifying Transaction, the Company did not carry on any business other than the identification and evaluation of assets or businesses in connection with a possible Qualifying Transaction.

Effective July 20, 2004 Radius Gold Inc., (“Radius”) a public company whose shares trade on the Exchange granted to the Company the exclusive option to earn an undivided 50% interest in three granted mining concessions totaling 10,304.27 hectares located in north-central Nicaragua, known as the San Ramon Project (the “San Ramon Property”) in consideration of the Company incurring at least US$2,000,000 of exploration expenditures on the San Ramon Property.

On September 16, 2004 the Company completed a private placement in the amount of $550,000 through the issuance of 5,000,000 subscription receipts at a price of $0.11 per subscription receipt.

On October 29, 2004 the Exchange approved the Option as the Company’s Qualifying Transaction, and the Company’s shares were graduated from NEX to the Exchange. See “Business Overview” below for further details.

By an agreement dated November 18, 2005 the Company has been granted the exclusive option to acquire up to an undivided 100% of the interest of Cornerstone Capital Resources Inc. (“Cornerstone Capital”) and its indirect subsidiary Cornerstone Ecuador S.A. (“Cornerstone”) in a Letter Agreement dated November 17, 2005 (the “Underlying Agreement”) among Cornerstone, Cornerstone Capital and Sultana Del Condor Minera S.A (“Sultana”) and Minera Cachabi Cia Ltda. (“Mineca”), wherein Cornerstone has the exclusive right to earn up to a 70% undivided interest in two exploration concessions located in Ecuador, South America, known as the La Plata (the “Property”).

In order to earn a 51% interest in the Property, the Company must:

(a)	issue to Cornerstone Capital 500,000 shares in its capital stock at a deemed price of $0.27 within three days of receipt of TSX Venture Exchange acceptance;

(b)

advance all amounts required to be paid by Cornerstone under the Underlying Agreement (initial commitment being cash payments of US$100,000 due now; US$100,000 by December 31, 2005 and US$125,000 by December 31, 2007);

(c)

fund all expenditure requirements to be made by Cornerstone under the Underlying Agreement (initial expenditure being US$1,000,000 by December 31, 2006 and aggregate expenditure of US$3,000,000 by December 31, 2007); and

(d)

issue to Cornerstone Capital shares of the Company having a value equal to the value of the shares issued by Cornerstone Capital to Sultana in accordance with the Underlying Agreement (initial commitment being the issuance of shares having a value of US$100,000 due now; a further US$100,000 by December 31, 2005 and US$125,000 by December 31, 2007).

Upon completion of the Company’s commitments, Cornerstone and Cornerstone Capital will transfer to the Company all of their interest in the Underlying Agreement which includes Cornerstone’s earned 51% interest in the La Plata Project and the right to increase its interest to 60% and 70% under the terms of the Underlying Agreement and the Company will assume all of Cornerstone’s and Cornerstone Capital’s obligations thereunder, in return for:

(a)	Cornerstone receiving a 1% net smelter returns royalty from the Company; and
(b)	issuing to Cornerstone Capital additional shares equalling 7.5% of the fully diluted share capital of the Company.

If the Company elects to increase its interest to 60%, it will issue to Cornerstone shares equalling 10% of the fully diluted share capital of the Company (less the aggregate of 500,000 plus the shares issued under paragraph (b) above). No further payments or share issuances will be required to be made to Cornerstone or to Cornerstone Capital upon completion of the Company’s acquisition of a 60% interest in the La Plata Property.

Terms of Underlying Agreement

Under the Underlying Agreement, Cornerstone has the right to earn up to 70% (in separate increments of 51%, 60% and 70%) by incurring expenditures of US$3,000,000, making cash payments of US$1,000,000, Cornerstone Capital issuing shares to the value of US$1,000,000, producing a bankable feasibility study and arranging mine financing all over a eight year period.

In order to earn a 51% interest:

(a)

Cornerstone must: (i) incur expenditures of at least US$1,000,000 by December 31, 2006; (ii) pay US$100,000 (commitment) and a further US$100,000 by December 31, 2006; and (iii) Cornerstone Capital must issue shares having a value of US$100,000 and a further US$100,000 by December 31, 2006; and

(b)

by December 31, 2007, Cornerstone must (i) incur aggregate expenditures of at least US$3,000,000; (ii) Cornerstone must pay US$125,000; and (ii) Cornerstone Capital must issue shares having a value of US$125,000.

If Cornerstone earns the 51% interest, then it has the additional right to earn a 60% interest by:

(a)	delivering a Bankable Feasibility Report by December 31, 2011;
(b)	paying US$150,000 by December 31, 2011; and
(c)	by Cornerstone Capital issuing shares having a value of US$150,000 by December 31, 2011.

If Cornerstone earns the 60% interest, then it has the right to earn 70% by:

(a)	arranging mine financing by December 31, 2013 to pay all costs up to commercial production;
(b)	paying US$525,000 by December 31, 2013; and
(c)	by Cornerstone Capital issuing shares having a value of US$525,000 by December 31, 2013.

Upon earning a 51% interest, if Cornerstone fails to earn its 60% or its 70% interest, its interest is converted to a 2% net smelter returns royalty.

The Option Agreement is subject to TSX Venture Exchange acceptance.

The Company’s head office is situated at Suite 501, 595 Howe Street, Vancouver, BC V6C 2T5 The Company’s mailing address is Suite 1550, 625 Howe Street, Vancouver, BC Canada V6C 2T6 (Telephone: 604-688-0803). Its registered and records office is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (Telephone: 403- 232-9500).

The Company’s agent in the United States is Harris & Thompson, of 6121 Lakeside Drive, Suite 260, Reno, Nevada 85511, Telephone (775) 825-4300.

B.	Business Overview

As noted above, as a CPC the Company had no assets, other than cash, and had not commenced commercial operations. The Company used its pool of funds to identify and evaluate assets or businesses which, when acquired, would qualify the CPC for listing as a regular issuer on the Exchange. Since its listing as a CPC on the Exchange in 2000, the Company evaluated a number of business opportunities and in late 2002 identified the Option as an appropriate asset to acquire, which it did by concluding the acquisition of the Option on October 29, 2004.

The business of the Company, and the market in which it competes, is mineral exploration. See “Current Business Overview of the Company” below for details regarding mineral exploration and doing business in Nicaragua and Ecuador.

The Company currently has the option to earn an undivided 50% interest in the San Ramon Property in consideration of the Company incurring at least US$2,000,000 of exploration expenditures on the San Ramon Property. The option will expire if the conditions set out below are not met by July 1, 2006.

Pursuant to an agreement dated July 20, 2004 (as amended February 11, 2005) between Radius and the Company (the Option Agreement”), Radius granted to the Company the exclusive option to acquire an undivided 50% legal and beneficial interest in the San Ramon Property in consideration of the Company incurring at least US$2,000,000 of exploration expenditures on the San Ramon Property, as follows:

(a)	at least Cdn$200,000 by December 1, 2004 (which funds have been expended by the Company);
(b)	at least US$1,000,000, in aggregate, by December 31, 2005; and
(c)	at least US$2,000,000, in aggregate, by July 1, 2006.

Radius’ interest in the San Ramon Property is held pursuant to the terms of the option agreement dated October 1, 2003 between the Frank Mena, of Managua, Nicaragua (the “Landowner”) and Radius (the “Underlying Option Agreement”) whereby Radius has the right to acquire a 70% interest in various mineral properties, including the San Ramon Property, upon making cash payments totalling approximately US$550,000 and incurring an aggregate of US$2,000,000 in exploration expenditures on the Property, as follows:

(a)	up to US$300,000 by February 12, 2005;
(b)	an additional US$700,000 (for aggregate expenditures of at least US$1,000,000) by February 12, 2006; and

(c)	an additional US$1,000,000 (for aggregate expenditures of at least US$2,000,000) by February 12, 2007.

As of September 30, 2005 Radius has paid approximately US$286,250 towards its US$550,000 cash payments, and has incurred exploration expenditures of approximately $106,084 on the San Ramon Property. The majority of the remaining cash payments (US$250,000) are due when Radius has completed all of the US$2,000,000 of expenditures. Under the terms of the Option Agreement, Radius is responsible for maintaining the San Ramon Property in good standing in accordance with the terms of the Underlying Option Agreement, until such time as the Company has exercised the Option. Failure to do so within 30 days of receiving notice of default from the Landowner will result in the termination of the Underlying Option Agreement as it pertains to the San Ramon Property. Radius has agreed to provide the Company with notice of all payments and expenditures made or incurred under the Underlying Option Agreement, and any notice of default received from the Landowner thereunder as it pertains to the San Ramon Property. This will allow the Company to ensure the Underlying Option Agreement is maintained in good standing, or allow the Company to rectify any default by Radius.

The Underlying Option Agreement grants Radius the option to acquire four groups of mineral claims in Nicaragua. The Option Agreement with the Company deals only with the San Ramon Property, and the Company has no rights or interest in the other three properties. Radius has represented that it has made all cash payments due to date to the Landowner under the Underlying Option Agreement with respect to the San Ramon Property. Upon Radius incurring the US$2,000,000 of expenditures (or the Company having done so on its behalf under the Option Agreement), Radius must pay an additional US$250,000 to the Landowner and deliver a comprehensive report on the San Ramon Property detailing results of work programs and further recommended work programs, in order to exercise its 70% option.

Upon exercise of the option by Radius under the Underlying Option Agreement, the Landowner will have 90 days to elect to convert its 30% interest in the San Ramon Property to a 4% NSR. If the Landowner elects to retain his interest in the San Ramon Property, and assuming Company exercises the Option, the San Ramon Property will be held as follows:

the Company	50%
Radius	20%
the Landowner	30%

In the event the Landowner elects to convert his interest to a 4% NSR, Radius and the Company will each hold a 50% interest in the San Ramon Property. In addition, Radius and the Company will have the right to purchase up to one-half of the 4% NSR for US$1,250,000 for each percentage royalty point. When the Landowner receives royalties of US$2,500,000, the 4% NSR is automatically reduced to a 2% NSR thereafter.

“NSR” means a percentage of the gross dollar proceeds obtained from the sale of minerals from the San Ramon Property with only minor cost deductions for shipping, insurance and smelter penalties allowed.

Upon completion of the exercise of the Option by the Company and conversion by the Landowner to a 4% NSR, Radius will either:

(a)

cause a new company to be incorporated under the laws of Aruba (“Holdco”) and a new company to be incorporated under the laws of Nicaragua (“Newco”), cause all of the shares in Newco to be issued to Holdco and cause all of the interest in the San Ramon Property of the Landowner and Radius to be transferred to Newco and have issued to or transferred to the Company such percentage interests in Holdco such that the Company will own 50% of the issued and outstanding shares in Newco; or

(b)

with the written consent of both the Landowner and the Company deliver to the Company a duly executed transfer in registerable form of a 50% right, title and interest in and to the San Ramon Property in favour of the Company.

In the event the Landowner does not convert his interest to the 4% NSR, then the Company, Radius and the Landowner will enter into the form of shareholder agreement required by the Underlying Option Agreement unless each of the parties have agreed to enter into a joint venture agreement. The shareholder agreement contemplates such matters as the means of calling and holding shareholder meetings, the constitution of the board of directors, the means of calling and holding director meetings, Radius being the operator of the San Ramon Property, pre-emptive rights on transfers, and the parties being responsible for their proportionate share of future project costs (subject to dilution for failure to do so).

In the event the Landowner does convert his interest to the 4% NSR then the Company and Radius will enter into the form of shareholder agreement required by the Underlying Option Agreement unless both parties have agreed to enter into a joint venture agreement.

Radius has agreed to use its best efforts to cause the Landowner to convert his 30% interest in the San Ramon Property to the 4% NSR.

Financing

On September 16, 2004 the Company completed a private placement in the amount of $550,000 through the issuance of 5,000,000 subscription receipts at a price of $0.11 per subscription receipt. Exchange approval of the Qualifying Transaction was received by the Company on October 29, 2004 and the subscription receipts were automatically converted, at no additional cost, into one unit for each subscription receipt held. Each unit consisted of one common share of the Company and one warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.22 per share until September 16, 2006. In addition, the Company issued a total of 549,750 agent’s warrants to Leede Financial Markets Inc., who acted as sponsor of the Qualifying Transaction (the “Sponsor”), exercisable at a price of $0.145 per share until September 16, 2006. The Company also paid the Sponsor the sum of $32,252 in connection with the private placement.

On December 2, 2005 Leede Financial Markets Inc. exercised 200,000 of its agent’s warrants for the sum of $29,000.

Material aspects of the Underlying Option Agreement

Under the Underlying Option Agreement, the San Ramon Property is currently held by Chorti Holdings S.A., a company incorporated under the laws of Nicaragua, the shares of which are owned directly by the Landowner as to 30% and indirectly by Radius as to 70% (“Chorti”), the shares of which are directly owned 30% by the Landowner and 70% indirectly by Radius. During the option period Radius will be entitled to:

(a)	vote the shares of Chorti held by it; and
(b)	elect two out of the three nominees to the board of directors of Chorti.

Radius and the Landowner have agreed to votes their respective shares in Chorti and otherwise take all steps to implement to its full extent the provisions of the Underlying Option Agreement.

During the option period Radius and its employees and independent contractors will have the right to do such prospecting and exploration on the San Ramon Property as Radius in its sole discretion may determine. In addition, during the option period, Radius will be responsible for:

(a)	ensuring all work on the Property is conducted in a manner consistent with good exploration, engineering and mining practices;
(b)	maintaining the San Ramon Property in good standing;
(c)	providing the Landowner with bi-monthly reports during periods of active field activity and otherwise annual reports containing information on exploration activity and results; and
(d)	maintaining true and correct books, accounts and records of operations on the San Ramon Property.

Neither Radius nor the Landowner may transfer, assign, mortgage or grant an option on the San Ramon Property without the consent of the other party, such consent not to be unreasonably withheld. As a condition of any transfer the transferee must covenant to and agree with the remaining party to be bound by the terms of the Underlying Option Agreement.

Neither Radius nor the Landowner may acquire any mineral properties within a perimeter that is two kilometres from the boundary of the San Ramon Property, unless the acquisition is made subject to the terms of the Underlying Option Agreement.

Current Business Overview of the Company

With the approval of the Qualifying Transaction the Company became a mineral exploration company engaged in locating, acquiring and exploring gold properties in Nicaragua. The Company’s prime objective will be to explore and develop the Property.

Carrying on Business in Nicaragua

The following summarizes the Company’s understanding of the climate for carrying on business in Nicaragua from governmental and private publications which the Company believes to be reliable.

General

Nicaragua is the largest republic in Central America. It is bordered by the North Pacific on its west coast, the Caribbean Sea on its east coast, Honduras to the north and Costa Rica to the south. Nicaragua has an area of 130,688 square kilometres (50,446 square miles) and a population of 5,400,000 (2004 estimate). The capital of Nicaragua is Managua, with a population of approximately 1 million. Other cities include Leon, Granada, Jinotega, Matagalpa, Chinandega and Masaya. Nicaragua contains the largest freshwater body in Central America – Lago de Nicaragua.

Nicaragua’s natural resources include gold, silver, gold, tungsten, lead, zinc, timber and fish.

Government and Political Conditions

Nicaragua is a constitutional democracy with executive, legislative, judicial, and electoral branches of government. The constitution was adopted in 1987 by the Sandinista government, with reforms in 1995 and 2000. The National Assembly is unicameral.

The Supreme Court, which in practice functions by consensus, is no longer dominated by a single political party. The 16 Supreme Court Justices are elected to five year terms by the National Assembly.

Foreign Relations

Nicaragua belongs to the United Nations and several specialized and related agencies, including World Bank, International Monetary Fund (IMF), World Trade Organization (WTO), UN Educational, Scientific and Cultural Organization (UNESCO), Interpol, World Health Organization (WHO), Food and Agriculture Organization (FAO), International Labor Organization (ILO) and the UN Human Rights Commission (UNHRC). Nicaragua is also a member of the Organization of American States (OAS), the Non-aligned Movement (NAM), International Atomic Energy Commission (IAEA), the Inter-American Development Bank (IADB), the Central American Common Market (CACM), and the Central American Bank for Economic Integration (CABEI).

The Mining Industry

Although Nicaragua was the world’s 14th or 15th largest gold producer in the 1940’s and 1950’s, mineral production in 1996 accounted for less than 1% of the country’s gross domestic product. The Nicaraguan Mining Corp., or Corporación Nicaraguense de Minas (INMINE), was established in 1988 to organize, administer, direct and promote the country’s mining industry as well as to control permits and licenses for mining concessions. Since 1990, the government of Nicaragua has devoted increasing attention to modernizing its legal framework. All resources, metallic and non-metallic, are the property of the state. A new mining law was being put into effect in 1996 that would bring both the awarding of concessions and the tax structure into closer accord with practice in much of the rest of the world. Besides encouraging the formation and investment of private capital, the law would be updated and simplified in the context of current mining technology. Environmental remediation was a growing priority, given that Nicaragua had a poor history of responsibility by past mining operations. Concession holders are required to maintain environmental standards and restore any environmental damage. The social value of small-scale miners, or guiriseros, in rural areas is recognized, and they are given legal access to resources, mainly gold.

The Nicaraguan Mining Code

In 2001 the Nicaraguan government approved a new Mining Code which, with its Rules and Regulations, rectifies some of the more negative aspects of the previous mining law and integrates some of the basic points of modern mining codes from other Latin American countries.

A new concessions system was established under the concept of only a single concession for all mining activities including exploration and exploitation. This contrasts with the old mining code where exploration and exploitation rights were granted under separate concessions.

Mining concessions are granted for an initial period of 25 years, renewable for a second 25 years, and the maximum area of each lease is 50,000 hectares. Companies may apply for more than one lease and there is no formal limit to the amount of ground one company can hold. However, each concession is subject to surface land payments or taxes which are payable in advance every six months. Payments rise each year that the concessions are held according to the following schedule:

Per Hectare (US$)
Year 1 Year 2 Years 3 and 4 Years 5 and 6 Years 7 and 8 Years 9 and 10 Over 10 Years	0.25 0.75 1.50 3.00 4.00 8.00 12.00

Mining concessions can be divided and transferred or rented out. They can also be mortgaged.

There are also other incentives to encourage foreign investment in Nicaragua industry including the mining sector. The Foreign Investment Law guarantees 100% repatriation of profits at the official exchange rates at the term of the investment and the repatriation of capital after three years of operation. The Export Promotion Law offers duty free access to machinery, spare parts, raw materials and semi-finished goods that are required for the production of exports, and exemption from the General Sales Tax for those domestic components used to generate exports.

C.	Organizational Structure

The Company does not have any subsidiaries.

D.	Property, Plan and Equipment

See “Business Overview” regarding details of the Company’s option to acquire an interest in the San Ramon Project in Nicaragua, and its option to acquire an interest in the La Plata Project in Ecuador (pending TSX Venture Exchange approval).

The Company sub-leases 550 square feet of space at 501 – 595 Howe Street, Vancouver, BC V6C 2T5. The sublease expires on December 31, 2006. The monthly rent was Cdn$800 per month plus GST (general sales tax) of 7% for the months of January to May 2005. As of June 2005 the monthly rent is Cdn$400 per months plus GST of 7%.

The following is a description of the San Ramon Property. This description is taken from a report dated August 16, 2004, prepared for the Company by Gregory Smith, B.Sc., P.Geo., of Vancouver , BC, Canada.

Property Description and Location

The San Ramon Property (in the following disclosure the “Property”) is located in north-central Nicaragua.

Location Map

The Property consists of three granted concessions covering 10,304.27 hectares, as follows:

Granted Concessions
	Name	Project	Valid	Area (ha)	Details
1	S. Ramón Matiguas	San Ramon	25 years	615.01	granted 9-Apr-02
2	S. Ramón Mat.II	San Ramon	25 years	4,711.05	granted 11-Aug-04
3	Mina Verde	San Ramon	25 years	4,978.21	granted 11-Aug-04
				10,304.27

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Property is by 200 to 300 kilometres of paved highway from the capital of Managua to the regional centre of Matagalpa - four hours from Managua. Access then consists of 20 kilometres of good to fair (poor in the rainy season) gravel roads to the smaller town of San Ramon (an additional 20 minutes – longer in the rainy season) which is located within the Property area. Foot and animal trails provide access to the mineralized zones and other parts of the Property.

The international airport in Managua is serviced by daily flights to Miami, Houston and other North and Central American cities. The main port of entry into Nicaragua is Masachapa, located on the Pacific coast approximately 50 km west (by paved highway) of Managua.

The climate in the area is subtropical and comprises a dry season from December to April and a rainy season from May to November. The driest months are generally February and March and the wettest months are July and September. The average annual rainfall is 1500 - 1800 mm. Temperature varies little throughout the year averaging 25°C and ranging between 30°C and 18°C.

The Property is located near the city of Matagalpa (population 500,000) which contains hotels and restaurants as well as all logistical needs including groceries, supplies, and gas stations. Matagalpa is connected by paved road to Managua. The majority of the people work in the agricultural sector. Mining was once the significant industry in the region and small, artisanal gold operations still exist. Local labour is plentiful however the pool of skilled workers is small. Electricity grids exist for the more populated areas.

History

The Property has a long history of gold exploration and production, however much of the ground has no documented work and very little modern exploration has taken place in Nicaragua. High grade veins have been mined at various locations in an around the Property since the late 1800’s.

Geological Setting

Regional Geology – Central America
Geologically, Central America can be described as a land bridge between North and South America. The area has a highly complex and very active tectonic (movement of earth’s crustal plates) history. This activity and interaction of several plates has created a very favourable environment for the formation of mineral deposits. A “deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body, or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

The northern part of Central America which contains the Property consists of two distinct geological blocks (the Maya Block and Chortis Block) which are separated by a large fault system (the Motagua-Polochic Fault System). Northern Nicaragua is also underlain by the Chortis Block while the relationship for much of southern Nicaragua remains under debate. A fault is a fracture in a rock across which there has been displacement.

Local Geology
The Property is underlain by a mixed package of sedimentary and volcanic rock. The older rocks are largely volcanic. The contacts between the different rock units are not well exposed. Mapping is based on the distribution of very limited outcrop (exposure on the surface of the underlying rock) and abundant float (isolated, displaced fragments of rock). As described under “Regional Geology” above, the structural setting of the Property is highly complex. Several phases of activity have resulted in groups of structures in various different directions. In some cases renewed movement of existing structures has resulted in individual structure with more than one direction.

The largest and most dominant structure in the area of the Project is the NE-SW trending, regional-scale Punta Huete Fault. This fault zone extends across Nicaragua and significantly the gold deposits of El Limon, Suina, and Bonanza occur close to this structure. Locally the structures are smaller shears and/or faults which intersect the more regional fault at a 90 degree angle. Secondary structures of any orientation have potential to be associated with mineralized zones having allowed pathways for mineralizing fluids especially where open spaces have developed at flexures or jogs.

Deposit Types
The Property covers a series of gold and silver showings related to a variety of different rocks. The mineralization is associated with veins and stockwork vein zones which were formed both near the earth’s surface and at deeper depths. Additionally mineralization is associated with fault structures and chemically reactive rocks. The Property is located in a mineralized belt that includes several active exploration projects, advanced precious metal properties, and operating gold mines.

Exploration and Mineralization

Radius began exploration in Nicaragua and on the Property in early 2003. Exploration has included remote sensing (air photos, side looking radar and Landsat images), prospecting, geochemical sampling (including stream sediments, pan concentrates, soils, and rock samples from both float and outcrop), and trenching. Within the Property, targets were defined by exploration which totalled 406 rock (including 79 trench samples), and 42 soil samples collected and analysed. Sampling indicates that the rocks adjacent to the quartz veins have the potential to host significant gold mineralization increasing the potential size of the mineralized zones. A number of the historic, past-producing, small-to medium-scale, mines (including the La Leonesa, Rosamond Vein, Mina Canton, and La Laguna) were mapped and sampled in this program. Additional prospective areas were investigated in this historic gold camp that extends over 100 km2.

The Property covers several gold and silver showings related to near surface and deeper mineralized systems. The mineralized zones occur in two areas; the first termed the Historic Mine Sector, in the central portion of the Property which contains a series of gold bearing quartz veins many of which were mined intermittently on small to medium scale between 1900s and the 1950s. The second area, the San Pablo Sector, contains a series of gold anomalies (some with additional anomalous elements) and gold and silver bearing quartz veins outlined by the current exploration. “Anomalous” is an adjective describing a sample, location or area at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from (generally higher than) the average background concentration in an area. Although it may not constitute mineralization, an anomalous sample or area may be used as a guide to the possible location of mineralization. An “anomaly” means an area defined by one or more anomalous points.

Gold bearing quartz veins at the Historic Mine Sector of the Property were mined between approximately 1900 and 1955. Past-producers include the La Leonesa, Rosamond Vein, and Mina Canton. The La Leonesa and associated La Reina structure have a strike (the course or bearing of a bed or layer of rock) length of about 1500 metres. The Rosamond vein may be a further strike extension, giving a potential overall strike length on the veins of over two kilometres. The veins cut altered and silicified volcanic rocks. The veins are steeply to moderately dipping and based on the near surface orientations the La Reina and La Leonesa veins may join at depth.

Gold mineralization occurs in veins and altered wall rock. “Altered” or “alteration” means chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or changes in pressure and temperature. In some cases trenching has exposed rusty, altered, volcanic rock adjacent to the veins and locally grades can increase with distance from the vein. Several additional veins and large alteration zones are known to exist to the north, south and east of the area described above. Radius has investigated veins over a 10 km2 area and additional prospective areas remain which have still to undergo first phase sampling.

La Leonesa
Narrow high grade veins were mined at La Leonesa from 1902 to 1919, and while there are no detailed production records and the depth of mining is unknown, the old workings suggest the vein extends for over 1000 m. The zone has no drilling. Radius completed sampling along a series of sections (lines cross-cutting the vein and adjacent volcanic rock) testing gold grades over a 500 metre length. A total of 29 samples were collected with individual samples ranging from 1.0m to 2.5m in width. Samples are contiguous chip samples from new trenches or cleaned out existing cuts. The samples averaged 2.54 g/t Au in a range of 0.34 to 6.80 g/t Au. A continuous chip sample (11 samples in total) collected on line 62735 returned a weighted average of 2.28 g/t Au over 18.5 metres (open in both directions). All samples taken on the section lines are listed in the following table:

La Leonesa Sampling

Sample No.	Length (m)	g/t Au.	Comments
Section Line 627200
Footwall Samples
105162	2.5	0.34	Open
105161	2.0	2.30
105160	2.0	2.22
105159	1.1	1.89
105158	1.1	3.77	Adjacent to vein
Hanging wall Samples
105163	2.0	0.83	Adjacent to vein
105164	2.0	3.13	Open
Section Line 627250
Hanging wall Samples
105215	1.5	0.71	Adjacent to vein
105217	1.5	1.82
105259	1.5	0.37
105185	2.0	1.98
105186	2.0	2.07
105187	2.0	5.03
105188	2.0	6.80	Open
Section Line 627325
105251	2.0	0.58	Adjacent to vein

Sample No.	Length (m)	g/t Au.	Comments
105250	2.0	1.17
105249	2.0	2.00
105248	2.0	4.03
105247	2.0	2.39
105246	2.0	2.28
105245	1.0	3.13
105182	2.0	3.93
105183	2.0	1.67
105184	2.0	0.53
105260	1.5	1.29	Open
Section line 627420
Footwall Samples
105224	1.3	5.10	Adjacent to vein, Closed
Hanging wall Samples
105227	2.0	4.33	Adjacent to vein
105228	1.8	4.23	Open
Section line 627460
Footwall Samples
105189	1.5	3.87	Adjacent to vein, Open

These results indicate that gold mineralization extends a significant distance from the vein and in some places grades can increase with distance from the vein. Sampling has not yet defined the limits of gold mineralization at Leonesa.

The La Laguna vein is 500m east of the eastern limits of the Leonesa vein and may well be an extension. Vein outcrops occur at the crest of an ENE-trending ridge over a strike length of 1,000 m. Several old pits and trenches occur in the area. Quartz vein float and outcrop were sampled and chip samples were taken from the altered volcanic rocks adjacent to the vein. Sample results ranged from 349 ppb to 1.6 g/t Au with the majority of the samples >1 g/t Au.

Narrow high grade veins were mined at La Leonesa from 1902 to 1919. The veins trend east-west and are inclined steeply to the south. There are no production records and the depth of previous mining is unknown. Old workings suggest a strike length of over 1000 metres. Radius also tested gold grades in the altered wall rocks adjacent the vein. Sampling cut across the mined vein over a 500 m strike length and results are detailed in the above table. The gold mineralization extends a significant distance from the vein and in certain portions of the structure grades can increase with distance from the vein. The gold mineralization at Leonesa is open. The La Laguna vein is 500 m east of the eastern limits of the Leonesa vein and is interpreted to the strike extent of that mineralized structure. The vein outcrops at the crest of an east-north-east trending ridge over a strike length of 1000 metres. Except for a few old pits and trenches, there are no signs of significant past mining in this area. Gold bearing quartz vein float and outcrop were mapped, as well as altered rocks adjacent to the vein. Sample results ranged from 349 ppb to 1.6 g/t Au with the majority of the samples >1 g/t.

Rosamond Vein
Located 1.5km southeast of the Leonesa, the Rosamond Vein trend in an east-west direction and is inclined to the north at 45º to 60º. The vein was mined over a length of 500 metres, while the depth of mining is unknown. Sampling also tested the gold potential in material above and below the vein over a 150m strike length.

Rosamond Zone Sampling

Sample No.	Length (m)	g/t Au.	Comments
Section Line 628100
Footwall Samples
105066	1.5	8.26	Adjacent to vein
105067	2.0	1.35
105068	2.5	12.20
105268	2.0	12.48
105269	2.0	0.12
105270	1.5	2.10	Open
Section Line 628125
Footwall Samples
105271	2.4	0.35	Adjacent to vein
105272	1.9	13.60
105273	1.9	1.37
105274	2.2	5.80
105275	1.6	0.46
105276	1.6	0.17
105277	1.6	0.48	Open
Section line 628250
Hanging wall Samples
105084	2.0	2.7	Open
105083	2.0	4.1
105079	2.0	7.2	Adjacent to vein
105078	1.5	12.1	Vein
Footwall Samples			Adjacent to vein
105080	1.5	1.1
105081	2.0	0.5
105082	2.0	0.6	Open
105066	Grab (float)	6.67	West of main area
105067	Grab (float)	10.63	West of main area
105202	1.2	4.0	Vein (La Lima)
105205	0.6	11.0	Vein (La Lima)
105208	1.0	23.3	Vein (La Lima)

Samples #105202, 105205 and 105208 were collected from a small previously excavated tunnel on a second vein (La Lima) 300 m north of Rosamond. Samples collected above and below the vein 105203-4-6-7 returned less than 300 ppb Au. Two trenches were completed on the western extension of the Rosamond vein. This segment, although short, is relatively intact and while old records indicate some underground development for exploration, there is no evidence that it was ever mined at any significant scale. The easternmost trench returned a 1.4 m intercept in 4.9 g/t Au, with 364 ppb over 0.7 m in the footwall and 13 ppb in the hanging wall. The trench to the west in the old road contained 19.5 g/t Au over 1.5 m in the vein, 1.3 g/t Au over 2 m below the vein, and 2.4 g/t Au over 2 m above the vein.

The Rosamond Vein is located 1.5 kilometres southeast of the Leonesa, and the Rosamond Vein strikes east-west and dips to the north at 45º to 60º. The vein was mined over a strike length of 500 m to an unknown depth. Anomalous gold values occur in the remaining material above and below the vein over a strike length of 150 metres. Mineralized quartz float occurs on surface to the west of the area of known mining. A second vein, La Lima, is exposed in a small tunnel 300 metres north of Rosamond although it appears not to have been mined extensively.

Mina Canton
The Mina Canton vein system is located 500 m to the northeast of the Rosamond vein. The zone was mined over a vertical extension of 150 m along 350 m of strike length in the first half of the 1900s. Several unmined veins or extensions were investigated, including some broad areas containing a series of criss-crossing veins. Results indicate low values below the main vein, while the upper portion remains mostly untested due to topography. One sample taken above the vein on section line 629215E returned 6.07 g/t Au (sample 105291). Old trenches on the hillsides above the vein were cleaned out, extended and sampled. A sample of the vein at the entrance to the main tunnel returned 42.2 g/t Au (sample 105292 at section line 629250).

Mina Canton Zone Surface Sampling

Sample No.	Length (m)	g/t Au.	Comments
Section Line 628810
105303	0.8	1.39	North
105302	2.0	1.98
105301	2.0	1.75
105300	2.0	0.39
105299	1.5	0.53
105298	1.5	0.45
105297	1.5	0.59	South
Section Line 628865
105296	2.5	0.66	North
105325	1.5	2.09
105326	1.5	0.29
105307	1.4	4.67
105308	1.4	0.12
105309	1.0	0.05	South

An existing tunnel was cleaned and detailed sampling completed on the Canton vein. This sampling included the rock adjacent to the vein where possible, and the results compare favourably to reported sample values obtained from sampling in the 1980s. The zone has been partly mined, however a significant amount of mineralized material appears to remain. The Radius sampling was confined to the workings along the vein just below the surface. Previous sampling is reported to have reached down 140 meters and the old workings are still open to that depth through a series of vertical and incline tunnels.

The western part of the Canton Zone, not apparently mined significantly, was sampled over 60 meters and continues to the west, but the old workings were full of sediment and hard to sample. There are more workings starting over 100 m further west from where it is blocked, but grades are much lower. Significant values were returned from the vein including 23 g/t Au over 1.1 m and 4.0 g/t Au in the adjacent one metre below the vein. Samples of material below the vein generally were anomalous in this area, one to four grams per tonne gold, whereas above the vein the material ran a 100 – 300 ppb Au. The zone is open below the vein. A series of continuous samples were taken approximately every five to seven metres from west to east along the structure. Results are listed below with gold in g/t and true width (TW) in metres (which takes into account the inclination of the structure).

Mina Canton Zone Adit Sampling

Sample	Au	TW	Au	TW	Au	TW	Au	TW	Au	TW	Au	TW	Au	TW	Au	TW	Au	TW	Au	TW
Type	g/t	m	g/t	m	g/t	m	g/t	M	g/t	m	g/t	M	g/t	m	g/t	m	g/t	M	g/t	M
HW	0.2	0.9	N.S		N.S		N.S.		N.S.		N.S.		N.S.		N.S.		N.S.		0.2	1.2
Vein	4.2	1.0	19.0	1.0	23.0	1.1	3.6	1.1	6.6	1.0	3.1	1.0	2.9	1.0	13.8	1.3	4.3	1.0	2.9	1.1
FW	N.S.		1.2	0.7	3.9	1.0	N.S.		N.S.		3.5	0.9	N.S.		N.S.		N.S.		N.S.
Avg.	4.2	1.0	11.7	1.7	13.9	2.1	3.6	1.1	6.6	1.0	3.3	1.9	2.9	1.0	13.8	1.3	4.3	1.0	2.9	1.1

The narrow high grade El Hule vein may be a western extension of the Canton vein. The vein returned gold results up to 50 g/t Au over < 0.5 m. Float samples still further west have returned grades assaying up to 11.70 g/t Au indicating potential for > 500 m extension to the Canton vein system.

The Mina Canton zone, located 500 m to the northeast of the Rosamond vein, was mined over a vertical extension of 150 metres along 350 metres of strike length in the first half of the 1900s. Several other unmined structures or extensions were investigated, including broad areas of quartz and veining. Gold mineralization contains low values below the main vein, while above the material remains mostly untested due to topography. A series of detailed samples have been collected from the vein with most gold values falling between 3.0 g/t Au and 30.0 g/t Au. The narrow high grade El Hule vein may be a western extension of the Canton vein and that vein returned gold results up to 50 g/t Au over <0.5 m. The material above and below the vein could not be sampled. Mineralized quartz float is mapped still further west indicating potential for more than 500 metres of extension to the Canton system.

Other Zones
Fieldwork on the southern portion of the Property outlined several anomalous zones in the sector around San Pablo. The three target areas are Mina de Plomo East, San Pablo/Los Duendes, and Ocalca.

Mina de Plomo East
In general this area is comprised of a series of narrow quartz veins which occur as a series of sub-parallel related structures. In some cases faults may have displaced the veins especially along the southern edge of the large complex intrusion. Much of the intrusive is sterile and shows little alteration. There are cobbles of quartz and altered rock elsewhere around the margins of the intrusive, but additional samples and soil lines did not encounter additional gold mineralization. A series of trenches and pits were completed along three of the soil grid lines 440, 520 and 680 lines. The trench on the 440 line exposed an east west trending steeply dipping quartz vein about 30 cm wide, with zones of quartz veinlets and abundant iron oxides extending 9.5 m south and 1.5 m north of the vein. The vein ran 3.8 g/t Au and the 1 m adjacent to the south ran 2.7 g/t Au, otherwise values were in the 400-700 ppb range. On the 520 line soil samples collected on trend with the vein in the 440 line did not return any values over 100 ppb. A trench farther north on line 520 averaged one gram per tonne gold over three metres including several narrow quartz veins. The third trench was dug slightly to the west of the 680 line, and encountered a 0.7 meter zone of strong quartz veining with rusty staining. An additional area of two to four meters to the south has minor quartz veins and local rusty concentrations.

San Pablo/Los Duendes
This is an area of multiple zones of irregular quartz veining, dominated by two main parallel zones trending east north east. It is roughly on trend with the Mina de Plomo East area. Float samples have returned up to 2.5 grams per tonne gold, and trench channel samples up to 759 ppb Au. A “channel sample” is a sample which has been collected by a continuous sampling across a measured interval, and is considered to be representative of the area sampled. The zone appears to consist of low-grade mineralization with localized pockets of higher grade. This area contains some of the only antimony values in the study area to come in above detection limit (highest 17 ppm), and contains the only high Molybdenum values (up to 343 ppm). Two trenches were completed in a first pass, one on the southern structure where a float sample came back with 2.0 g/t Au and one on the northern structure where a float sample came back with 3.6 g/t Au. On the southern structure the highest trench value was 381 ppb, and on the northern structure the highest trench value was 759 ppb, with 103 ppb in the 25 cm quartz vein. Additional samples to the west indicate that mineralization extends over a kilometre in strike length along several sub-parallel structures with other intersecting structures.

Ocalca
The Ocalca Zone is located west of a near-vertical volcanic body mapped in the southern area of the Project. Reconnaissance sampling has tested a cliff face with a six metre zone of quartz breccia (a coarse grained rock composed of large, >2mm angular rock fragments that have been cemented together in a fine grained matrix), an additional outcrop with a one metre quartz breccia zone and an adjacent zone of strong clay alteration. The cliff face outcrop averaged approximately three grams per tonne gold; the upper breccia zone returned 100 ppb. Additional float samples assayed 0.5 and 3.7 g/t Au. The structure appears to terminate or be covered by younger volcanics to the west, but continues to the east across the adjacent river and up the following hill. The total exposed strike length appears to be 400 m open to the NE.

The San Pablo Sector located in the southern portion of the Property contains additional mineralized zones outlined by mapping and surface geochemical sampling. First pass sampling in many of these areas has returned anomalous results that warrant follow-up.

Within the Historic Mine Sector a series of additional veins and alteration zones are known to exist to the north, south and east of the zones detailed above.

Interpretation and Conclusions

The Property contains a series of gold-bearing systems. The styles of gold mineralization associated with both near surface and deeper gold systems make the Project analogous to several significant gold mines in the region.

Current geological understanding has the gold mineralization controlled by several significant features including favourable host rocks, ground preparation by the regional scale faults, and alteration associated with very hot and reactive fluids. The mineralized systems are closely related to silica rich volcanic rocks, clay alteration and silicification.

The mineralized zones within the Property can be broadly grouped in to two sectors. The first is the northern Historic Mine Sector located in the central portion of the Project and containing more than 20 known veins. The second is the San Pablo Sector where recent exploration by Radius has defined quartz veins as well as a series of areas anomalous in gold and related elements.

Interpretation of the existing data shows several advanced targets have been identified. Other areas of anomalous gold and/or related metals offer potential for the discovery of additional mineralized zones.

Past mining has occurred on several of the mineralized structures within the Property.

Detailed sampling has been completed on the La Leonesa, Rosamond Vein, and Mina Canton vein zones. Results show high grade veins as well as disseminated gold in altered wall rock.

It is the conclusion of the author of the Report that further work is justified on the Property. A two stage exploration program is being recommended and is detailed below.

Proposed Program of Exploration

The Company has planned a two stage exploration program on the Property with budgets of $200,000 for the first phase (the “Phase 1 Program”) and $800,000 for the second phase (the “Phase 2 Program”).

The Phase 1 Program is designed to prioritize targets and test those highest priority zones with a first pass drilling program. The Phase 2 Program conditional on a successful Phase 1 Program will consist of additional geological, geochemical, and geophysical work to further define targets and additional drilling.

On November 24, 2004 the Company commenced the Phase 1 Program consisting of a minimum of approximately 1,000 metres in 10 to 15 holes to test the Canton, Rosamond, La Leonesa, and La Reina vein systems.

As of December 31, 2004 10 holes have been completed on or beneath the Rosamond and La Leonesa vein systems. Veins and/or wall rock stockwork and breccia zones were intersected in most holes confirming what was seen and suspected from the surface trenching completed last year.

As at September 30, 2005, $285,053 has been expended by the Company to date on the San Ramon project.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

All statements other than statements of historical facts included in this Form 20-F, including, without limitation, the statements under “Operating and Financial Review and Prospects,” “Information on the Company,” and “Property, Plant and Equipment” and located elsewhere herein regarding industry prospects and the Company’s financial positions are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed in this Form 20-F, including, without limitation, in conjunction with the forward-looking statements included in this Form 20-F under “Item 3(D) – Risk Factors.” All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, gold prices and other metals, technology and exploration hazards.

A.	Operating Results

Operating Results of the Company

Nine month period ended September 30, 2005 (“Interim 2005”) compared to the nine month period ended September 30, 2004 (“Interim 2004”)

The Company does not generate any cash flow. Generally, it has no income other than interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration activities. Interest income for Interim 2005 was $5,021 (Interim 2004 - $2,631), the increase being attributable to much higher cash and cash equivalents invested during the period.

There was a loss of $132,323 for Interim 2005 (Interim 2004 - $69,361). General and administrative expenses increased to $120,976 (2004 - $69,361) during the first nine months of the year. Legal costs totalled $34,976 (2004 - $9,103) and were comprised of fees for completion of the Qualifying Transaction and general corporate matters. Consulting fees decreased by $15,905 to $16,270, of which $13,530 (2004 - $24,525) was paid to directors, officers and/or to a company controlled by an officer. Regulatory fees were roughly half of those of the previous year at $7,395 (2004 - $16,704). Transfer agent expenses were doubled at $4,839 (2004 - $2,410) – a result of increased corporate activity. Audit and accounting costs were $5,732 (2004 - $6,110), of which $5,732 2 was paid to an officer of the Company for services rendered. There was an increase of $40,577 (2004 - $2,460) in investor relations, travel and promotion expenses. These expenses include: public relation activities, strategic planning and marketing services of $25,000; conference attendance and exhibition costs of $2,621; media relations expenses of $3,750; costs of developing and maintaining a new corporate website of $4,120; meals and entertainment costs of $1,638, promotion materials of $77, and travel expenses totalling $5,831. In January 2005 the Company subleased a new corporate office and incurred rent expense of $5,600 (2004 – $Nil). In addition, the Company expended $11,347 (2004 - $Nil) on property investigation to review a potential property acquisition. Management decided against proceeding with this acquisition.

Comparison of Canadian GAAP and United States GAAP for Interim 2005 and 2004

See Note 7 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations. Any GAAP differences did not result in a difference in the financial position, results of operations or cash flow of the Company during this period.

Fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003

The Company incurred an increase in overall expenses to $228,689 for the year ended December 31, 2004 from $116,519 for the year ended December 31, 2003 (an increase of $112,170, or 96%). This resulted from an increase in business investigation expenses and general and administrative expenses resulting from its acquisition investigations and negotiations, the granting of stock options, the raising of capital by way of private placements, and increased legal and regulatory fees, and audit and accounting costs.

The Company incurred a net loss of $225,311 for the year ended December 31, 2004 compared to a net loss of $111,446 for the year ended December 31, 2003.

The Company had interest income of $3,378 in the year ended December 31, 2004 and interest income of $5,073 for the year December 31, 2003. Higher cash balances held during Fiscal 2003 resulted in the increase in interest income for that year.

Overall, cash increased by $432,611 during Fiscal 2004 as compared to a decrease of $97,052 in Fiscal 2003. Operating activities in 2004 used cash of $201,306 ($104,591 in Fiscal 2003). In 2004 there were cash flows of $640,085 from financing activities; no similar financing activities occurred in Fiscal 2003. A total of $241,078 ($Nil in Fiscal 2003) was invested in the Company’s mineral properties in Fiscal 2004.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See Note 7 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations. Any GAAP differences did not result in a difference in the financial position, results of operations or cash flow of the Company during this period.

Fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002

The Company incurred an increase in overall expenses to $116,519 for the year ended December 31, 2003 from $30,672 for the year ended December 31, 2002 (an increase of $85,847, or 279.9%) . This resulted from an increase in business investigation expenses and general and administrative expenses resulting from its acquisition investigations and negotiations.

The Company incurred a net loss of $111,446 for the year ended December 31, 2003 compared to a net loss of $23,341 for the year ended December 31, 2002.

The Company had interest income of $5,073 in the year ended December 31, 2003 and interest income of $7,331 for the year December 31, 2002.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See Note 7 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations. Any GAAP differences did not result in a difference in the financial position, results of operations or cash flow of the Company during this period.

Fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001

The Company incurred an increase in overall expenses to $30,672 for the year ended December 31, 2002 from $22,932 for the year ended December 31, 2001 (an increase of $7,740, or 33.8%) . This resulted from an increase in consultant expenses and regulatory fees.

The Company incurred a net loss of $23,341 for the year ended December 31, 2002 compared to a net loss of $17,576 for the year ended December 31, 2001.

The Company had interest income of $7,331 in the year ended December 31, 2002 and interest income of $5,356 for the year December 31, 2001.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See Note 7 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations. Any GAAP differences did not result in a difference in the financial position, results of operations or cash flow of the Company during this period.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources of the Company

To date, virtually all funding for the Company's business and ongoing operations has come from common share issuances. During the year ended December 31, 2002 and 2001 the Company raised net proceeds of $230,390 in equity. No further funds were raised until 2004 when the Company raised $640,085 of equity. During Fiscal 2003, the Company cancelled all of the 1,467,400 common shares in its capital stock which were held pursuant to escrow agreements. Originally established as a capital pool company under the policies of the TSX Venture Exchange; the Company did not complete a qualifying transaction within the time limits permitted under the TSX Venture Exchange policies and accordingly the Company was obligated to cancel the escrow shares issued while it was a capital pool company. See “History and Development of the Company” on page 10. The ascribed value of the cancelled shares ($137,114) was transferred to contributed surplus.

As at December 31, 2004 the Company had working capital of $388,652 and a cash and cash equivalent balance of $628,348 as compared to December 31, 2003 working capital of $186,582 and cash balance of $195,737. During Fiscal 2004 the Company issued a total of 7,160,000 common shares, realizing net proceeds of $640,085. No shares were issued by the Company during the nine months ended September 30, 2005.

The Company’s primary mineral property interest is the San Ramon Project in Nicaragua. During Fiscal 2004 total exploration expenditures were $241,078, comprised primarily of drilling costs of $163,159, geological costs of $28,696, management and administration costs of $20,786 and field supplies and materials of $16,223. As at September 30, 2005, total exploration expenditures were $285,053.

As at December 31, 2004 and as at September 30, 2005 the Company had 5,549,750 share purchase warrants outstanding which, if exercised, would generate a total of $1,179,714 for the Company. The Company also had 425,000 stock options outstanding which, if exercised, would generate a further $106,250 for the Company.

On November 28, 2005 the Company granted stock options to acquire 400,000 shares of the Company which, if exercised, would generate a further $200,000 for the Company, making 825,000 options outstanding as at December 15, 2005. Of these options, 250,000 are subject to completion of the acquisition of the La Plata Project by the Company.

On December 2, 2005 200,000 share purchase warrants were exercised which generated $29,000 for the Company, leaving 5,349,750 share purchase warrants outstanding as at the date of this Form 20F.

Capital Requirements

The Company's greatest cash requirements during the next 12 months will be for funding its business operations. As an immediate strategy, the Company intends to raise additional capital through a private placement or public offering of stock, to maintain and expand its business operations. The Company believes it will need to raise additional funds in order to maintain and expand its operations, and its ability to maintain and expand operations will therefore depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Failure to obtain such additional funding could result in delay or indefinite postponement of some or all of the Company's products and/or services to the market place or the ability to supply sufficient product and/or services to the market place on a continual and profitable basis. Any funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

There is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

As of the date of this Form 20-F, the Company has 9,520,000 issued and outstanding common shares, 5,349,750 outstanding share purchase warrants, and 825,000 outstanding stock options, 200,000 of which are subject to TSX Venture Exchange approval of the La Plata Project acquisition by the Company.

As at December 2, 2005, the Company had working capital in the amount of $201,436. The Company expects that these funds will be sufficient for the next twelve months and will be expended as follows:

Description	Amount ($)
Continuation of phase 1 drilling program on the San Ramon Property	115,306
Overhead Costs for the next 12 months	60,000
Unallocated Working Capital	26,130
TOTAL	201,436

In the long term, the Company's financial success will be dependent on the extent to which it can discover mineralization and establish the economic viability of developing mineral properties. Such development may take years to complete and future cash flows, if any, are difficult to determine with any certainty. The realization value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control such as the market value of the metals produced, mining regulations in Nicaragua and foreign exchange rates.

The Company’s mineral property currently does not have reserves.

Recent Accounting Pronouncements

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2003. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable Interest Entities

The Financial Accounting Standards Board (FASB) has published a revision to Interpretation 46 (“46R”) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements. The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise application of Interpretation 46R (or Interpretation 46) is required in financial statements of public entities that have interests in securities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than special-purpose entities and by non-public entities to all types of variable interest entities is required at various dates in 2004 and 2005. In some instances enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. The Company does not have any interests in variable interest entities, under this standard.

C.	Research and Development, Patents and Licenses, etc.

Not applicable

D.	Trend of Information

Not applicable

E.	Off-balance sheet arrangements

Not applicable

F.	Tabular disclosure of Contractual Obligations

Not applicable.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information as of December 2, 2005 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Laurie Sadler	59	Chief Executive Officer, President and Director	Donner Minerals Ltd. Knight Resources Ltd. Terra Nova Gold Corp. Lynden Ventures Ltd.	Director Director Director CFO
Leonard Dennis	49	Director	PMI Ventures Ltd.	Director
Marc Prefontaine	42	Director	Grayd Resource Corporation	President
Mario Szotlender	43	Director	Mena Resources Inc. Radius Gold Inc. Endeavour Silver Corp.	President/Director Director Director
Kim Evans	35	Chief Financial Officer and Corporate Secretary	Lysander Minerals Corp.	Corporate Secretary

LAURIE SADLER, Chief Executive Officer, President and Director

Mr. Sadler has been a Director, Chief Executive Officer and President of the Company since July 28, 2004. He is a retired Chartered Accountant, having been the managing partner of Sadler, Weismiller, Chartered Accountants, in Vancouver, BC Canada from June 1994 until his retirement in June 2001. Mr. Sadler is a director of Donner Minerals Ltd., Knight Resources Ltd. and Terra Nova Gold Corp., and the Chief Financial Officer of Lynden Ventures Ltd., all public resource exploration companies. Mr Sadler was the President of PMI Ventures Ltd, (“PMI”) a mining exploration company from April 10, 2000 to November 6, 2002. He was reappointed as the interim President of PMI on January 26, 2004 and resigned on June 8, 2004. PMI shares are listed on the Exchange and PMI was a foreign private issuer in the United States from October 9, 2003 to March 18, 2005. Mr. Sadler graduated from the University of Western Ontario with an MBA in 1972. He became a member of the Institute of Chartered Accountants of British Columbia in 1967. Mr. Sadler devotes approximately 20% of his professional time to the Company’s business. If and when more of his time is required by the Company, he is prepared to devote as much more time as is necessary.

LEONARD DENNIS, Director

Mr. Dennis has been a Director of the Company since July 28, 2004. He graduated from Douglas College with a

Business Certificate in May 1975. He has been a Director of Business Development of CHC Helicopters International since 1975. In addition to serving as a Director of PMI Ventures Ltd., he was also a director of Olympus Pacific Minerals Ltd. from March 1993 to March 1999 and of Vital Pacific Minerals Ltd. from December 1997 to December 1999.

MARC PREFONTAINE, Director

Mr. Prefontaine has been a Director of the Company since July 28, 2004. He is a Professional Geologist with over 16 years experience in all facts of mineral exploration, including Exploration Manager, and has worked extensively throughout North and South America, South Africa and Central Asia. Mr. Prefontaine graduated with a B.Sc. (Geology) from the University of Alberta in 1989 and a M.Sc. (Mineral Exploration) in 1995 from Queen’s University in Kingston, Ontario.

MARIO SZOTLENDER, Director

Mr. Szotlender has been a Director of the Company since January 20, 2005. He holds a degree in International Relations. Mr. Szotlender has directed Latin American affairs for the past 17 years for a number of private and public companies. He has been the President and a Director of Mena Resources Inc since March 1993, and a director of Endeavour Silver Corp. since July 2002. Mr. Szotlender has also been a director of Radius Gold Inc. since May 1996. See “Risk Factor” number 17 and “Business Overview” with regard to the respective interests of the Company and Radius Gold Inc. in the San Ramon Project in Nicaragua and the possible conflict of interests which may result.

KIM EVANS, Chief Financial Officer and Corporate Secretary

Ms. Evans has been the Chief Financial Officer of the Company since August 25, 2004 and the Corporate Secretary of the Company since May 26, 2005. She is a Certified General Accountant with six years experience in the corporate securities industry. Ms. Evans has been Corporate Secretary of Lysander Minerals Corporation since June 2002 and a director of that company from July 25, 2005. From June to November 2004, Ms. Evans was the Chief Financial Officer of PMI Ventures Inc. She also served as Corporate Secretary of PMI Ventures Inc. from May 2003 to November 2004. From June 2002 to April 2004, she was Corporate Secretary for Canden Capital Corp. (now named Superior Canadian Resources Ltd.). From April 2000 to May 2002, Ms. Evans was Office Manager/Accountant for SPC Software Productivity Centre, and from December 1999 to April 2000, she was Senior Accountant for Epic Data, both private BC companies. From 1996 to 1999 Ms. Evans was self-employed providing accounting, legal and regulatory assistance to public companies. Ms. Evans devotes approximately 20% of her professional time to the Company’s business, and is prepared to spend as much more of her time as may from time to time be required by the Company.

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision.

B.	Executive Compensation

There are presently two Executive Officers of the Company namely, Laurie Sadler (President and Chief Executive Officer) and Kim Evans (Chief Financial Officer and Corporate Secretary). “Executive Officer” means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

The Company has not paid and will not be paying in the immediate future any direct compensation to its President for his services other than the issuance of incentive stock options (see “Options and Stock Option Appreciation Rights (SARs) below). The Company has, however, paid Ms. Evans, its Chief Financial Officer and Corporate Secretary, the

sum of $3,935 for audit and accounting services and consulting fees of $1,528, in addition to the issuance of incentive stock options.

The Company has also paid Fleming & Associates, a private consulting company owned by Sharon Fleming, the former Corporate Secretary of the Company, the sum of $33,375 to May 21, 2005, in connection with the provision of administration and corporate management services. Ms. Fleming retired as an officer of the Company on May 26, 2005.

Options and Stock Appreciation Rights (SARs)

On December 13, 2004, the Exchange approved the Company’s formal stock option plan, dated November 1, 2004, pursuant to which stock options will be granted. As at December 15, 2005 the Company had the following stock options outstanding:

Name of Optionee	Position with the Company	Number of Optioned Shares	Exercise Price	Expiry Date
Laurie Sadler	Director	125,000	$0.25	Nov. 3/06
Len Dennis	Director	25,000	$0.25	Nov. 3/06
Marc Prefontaine	Director	25,000	$0.25	Nov. 3/06
Kim Evans	Officer	50,000	$0.25	Nov. 3/06
Brent Cook(1)	Employee	100,000	$0.25	Nov. 3/06
Warwick Smith(2)	Consultant	100,000	$0.25	Nov. 3/06

(1)

Mr. Cook acts as an advisor to the Company as well as to other junior companies, money management groups, investment funds and individual investors. Mr. Cook has also received $14,424 as consulting fees in addition to the stock option described above.

(2)

Mr. Smith has a consulting services agreement with the Company pursuant to which he provides public relations, strategic planning and marketing services to the Company. In addition to the stock option described above, the Company, as at September 30, 2005 the Company has paid Mr. Smith a total of $25,000 in consulting fees.

The following information is intended as a brief description of the Stock Option Plan:

1.

The maximum number of shares that may be issued, from time to time, upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the Company’s issued shares, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.

The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to consultants or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

4.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Stock Option Plan.

Compensation of Directors

Except for the issuance of incentive stock options (see “Options and Stock Option Appreciation Rights (SARs) above:

(a)

the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year; and

(b)	none of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year.

All of the stock options granted by the Company to its directors (and to its officers, employees and consultants as allowed under the Stock Options Plan) are granted as an incentive for future services provided to the Company.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

C.	Board Practices

The Board of Directors of the Company is currently comprised of Laurie Sadler, Leonard Dennis, Marc Prefontaine and Mario Szotlender. Each director of the Company is elected annually and holds office until the next annual general meeting of shareholders unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Sadler, Dennis and Prefontaine. This committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

D.	Employees

As at the date of this Form 20-F, the Company has no full-time employees. Each of the Company’s directors and officers spends as much time as is required to carry on the day-to-day business of the Company.

E.	Share Ownership

The following table lists as of the date of this Form 20F, the share ownership, including options and share purchase warrants of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding, namely, common shares, with no par value, and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held(2)	Number of Share Purchase Warrants Held(3)	Exercise Price ($)	Expiry Date
Laurie Sadler Chief Executive Officer, President and Director	575,000	7.78	125,000	725,000	0.25 0.22	Nov. 3/06 Sept. 16/06

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held(2)	Number of Share Purchase Warrants Held(3)	Exercise Price ($)	Expiry Date
Leonard Dennis Director	100,000	1.07	25,000	100,000	0.25 0.22	Nov. 3/06 Sept. 16/06
Marc Prefontaine Director	50,000	0.54	25,000	50,000	0.25 0.22	Nov. 3/06 Sept. 16/06
Mario Szotlender Director	Nil	N/A	Nil	Nil	N/A	N/A
Kim Evans Chief Financial Officer and Corporate Secretary	Nil	N/A	50,000	Nil	0.25 N/A	Nov. 3/06 N/A

(1)	The percentage ownership is based on 9,520,000 shares outstanding as of December 2, 2005.
(2)	No purchase price was paid upon granting of the stock options.
(3)	The warrants were issued as part of a private placement of units at a price of Cdn$0.11 per unit.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 2, 2005, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Bank Sal.Oppenheim & Cie (Switzerland) Ltd.(1)	1,760,000	18.8%
Bank von Ernst & Cie Ltd.(2)	1,100,000	11.8%
Rahn & Bodmer(3)	900,000	9.6%
Laurie Sadler	575,000	6.2%

Notes:

(1)	Registered holder of the shares. However, Bank Sal. Oppenheim acts as a portfolio manager for a number of clients, the identity of whom are unknown to the Company.

(2)	Registered holder of the shares. However, Bank von Ernst acts as a portfolio manager for a number of clients, the identity of whom are unknown to the Company.

(3)	Registered holder of the shares. However, Rahn & Bodmer acts as a portfolio manager for a number of clients, the identity of whom are unknown to the Company.

As of December 2, 2005 the Company had 11 shareholders of record of which 375,000 shares were held by two shareholders of record who are non-resident in Canada.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B.	Related Party Transactions

During the year ended December 31, 2004 the Company paid consulting fees of $28,250 (2003 - $Nil) to Fleming & Associates, a private British Columbia consulting and management firm owned by Sharon Fleming, the former Corporate Secretary of the Company. In addition, the Company paid $675 (2003 - $Nil) to Kim Evans, the CFO of the Company, for audit and accounting services.

During the nine-month period ended September 30, 2005, the Company paid consulting fees of $9,025 (2004 -$17,713; 2003 – $Nil) to Fleming & Associates. Further, the Company has paid consulting fees of $1,528 (2004 -$Nil; 2003 - $Nil) and audit and accounting fees of $3,260 (2004 - $675; 2003 - $Nil) to Kim Evans, the CFO of the Company.

The Company sub-leases office space from a company related via a common officer. The monthly rent was Cdn$800 per month plus GST (general sales tax) of 7% for the months of January to May 2005. As of June 2005 the monthly rent is Cdn$400 per month plus GST of 7%. During the nine month period ended September ;30, 2005 the Company paid total rent of $5,600 (2004 - $Nil; 2003 - $Nil).

Mario Szotlender, a director of the Company, is also a director of Radius Gold Inc. Radius granted the Company option to acquire a 50% interest in the San Ramon Project in Nicaragua. See “Business Overview” on page 11 for complete details of the Option Agreement and the underlying option between Radius and the Landowner.

Item 8.	FINANCIAL INFORMATION

A.	Financial Statement and Other Financial Information

See Item 17 for Audited Financial Statements of the Company for the years ended December 31, 2004, 2003 and 2002, and Unaudited Interim Financial Statements of the Company for the nine months ended September 30, 2005.

The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B.	Significant Changes

Since the date of the audited financial statements for the period ending December 31, 2004 the following significant change has occurred:

  On January 20, 2005 Mario Szotlender of Vancouver, BC was appointment to the Company’s board of directors.
  On November 23, 2005 the Company announced the acquisition of 100% of a 70% interest in the La Plata Project in Ecuador, consisting of two exploration concessions. This acquisition is subject to TSX Venture Exchange approval.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable

C.	Markets

The Common Shares of the Company are listed on the TSX Venture Exchange under the symbol CPP. The following table sets out the market price range of the Common Shares on the Exchange for the periods indicated.

	High	Low	Trading
Market Prices	(Cdn$)	(Cdn$)	Volume

Annual High and Low
2004	0.50	0.075	2,113,319
2003	No trades - see Note (2) below
2002	0.20	0.15	175,500
2001 (1)	0.50	0.20	2,429,196

Quarterly High and Low
2005
3rd Quarter	0.30	0.20	307,000
2nd Quarter	0.49	0.25	471,000
1st Quarter	0.60	0.45	931,187
2004 (See Note 2 below)
4th Quarter	0.59	0.25	1,953,319
3rd Quarter	No trades during this period
2nd Quarter	1.155	0.075	119,000
1st Quarter	0.11	0.10	41,000
2003 (See Note 2 below)
4th Quarter
3rd Quarter	No trades during 2003
2nd Quarter	See Note 2 below.
1st Quarter
2002
4th Quarter	0.20	0.15	8,500
3rd Quarter	0.17	0.15	6,000
2nd Quarter	0.20	0.19	77,000
1st Quarter	0.21	0.16	84,000
2001
4th Quarter	0.28	0.20	124,000
3rd Quarter	0.45	0.25	258,377
2nd Quarter (1)	0.50	0.20	2,046,819
1st Quarter	Not applicable

Most Recent Six Months
November 2005	0.50	0.215	218,000
October 2005	0.30	0.225	123,000
September 2005	0.30	0.20	203,000
August 2005	0.20	0.20	2,000
July 2005	0.25	0.25	102,000

	High	Low	Trading
Market Prices	(Cdn$)	(Cdn$)	Volume
June 2005	0.30	0.25	10,000

(1)	The Company commenced trading on the Exchange on June 15, 2001.
(2)

Trading was halted on December 12, 2002. The Company went from Tier 2 Exchange trading status to NEX trading status on February 6, 2003. Trading was suspended on March 13, 2003. Trading was reinstated on February 16, 2004 on NEX. The Company continued to trade on NEX until November 1, 2004 when it was again granted Tier 2 trading status by the Exchange.

There is no active trading market for the Company’s shares in the United States, although United States residents may purchase the Company’s common shares in Canada.

The Form 20-F registration statement became automatically effective May 15, 2005, being 60 days from the date of the first filing of the Form 20-F being March 15, 2005. As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Act including:

(1)

filing an annual report, on a Form 20-F, within 6 months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with US GAAP and US accounting standards; and

(2)

filing periodic reports on Form 6-K, any “significant information” with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company’s securities are traded and which the exchange has make public, or (iii) has distributed to holders of its securities, either directly or through a press release.

As a foreign private issuer the Company is not be subject to the reporting obligations of the proxy rules of Section 14 of the Act nor the short-swing profit recovery provisions contained in Section 16 of the Act.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value of which 9,520,000 are issued and outstanding as at December 2, 2005, as fully paid and non-assessable. There are 5,349,750 common shares reserved for issuance pursuant to outstanding share purchase warrants.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each series consisting of a number of preferred shares as determined by the board of directors of the Company, up to the maximum authorized number, who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. The preferred shares carry no voting rights. No preferred shares have been issued to date.

The following table reconciles the number of shares of common stock issued and outstanding during the three years ended December 31, 2001, 2002, 2003 and 2004, as at the nine month period ended September 30, 2005, and as at December 2, 2005:

		Amount
Shared Issued	Number	(Cdn$)
Balance at December 31, 2000	1,467,400	108,555
- pursuant to initial public offering at $0.15	2,000,000	300,000
- less offering costs		(93,610)
Balance at December 31, 2001	3,467,400	314,945
- pursuant to exercise of stock options at $0.15	160,000	24,000
Balance at December 31, 2002	3,627,400	338,945
- cancellation of escrow shares	(1,467,400)	(137,114)
Balance at December 31, 2003	2,160,000	201,831
- pursuant to private placement at $0.075	2,160,000	162,000
- less issue costs		(3,387)
- pursuant to private placement at $0.11	5,000,000	550,000
- less issue costs		(68,528)
Balance at December 31, 2004	9,320,000	841,916
Balance at September 30, 2005	9,320,000	841,916
- pursuant to exercise of share purchase warrant	200,000	29,000
Balance at December 2, 2005	9,520,000	870,916

Options

As at December 2, 2005 there were 425,000 stock options outstanding, exercisable at $0.25 per share until November 3, 2006. There are also 400,000 stock options outstanding, exercisable at $0.50 per share until November 27, 2010, 200,000 of which are subject to TSX Venture Exchange approval of the La Plata Project acquisition by the Company.

Share Purchase Warrants

As at December 2, 2005, the Company had the following share purchase warrants outstanding:

Number of Warrants Outstanding	Potential Number of Shares to be Issued	Exercisable Until	Exercise Price Per Share
5,000,000 349,750	5,000,000 349,750	Sept. 16/06 Sept. 16/06	$0.22 $0.145

B.	Articles of Incorporation and By-laws of the Corporation

(1)	The Company’s objects and purposes as set forth in the Company’s Articles:

The Company’s Articles are silent as to the Company’s objects and purposes.

(2)	Number of shares, if any, required for qualification:

A Director is not required to hold shares issued by the Corporation.

(3)	Borrowing Power of the Directors:

The Board may without authorization of the Shareholders,
(a) borrow money on the credit of the Company;
(b) issue, reissue, sell or pledge debt obligations of the Company;
(c) guarantee on behalf of the Company to secure performance of an obligation of any person; and
(d) mortgage, charge, by specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

(4)	Remuneration and Expenses of the Directors:

The directors are entitled to remuneration for acting as directors if the directors so determine. If the directors so decide, such remuneration, if any, will be determined by the Company’s shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company, as such, who is also a director.

The Company must reimburse each director for reasonable expenses incurred in and about the business of the Company.

Directors may be paid special remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, if he or she performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, and such remuneration may be in addition to or substitution for, any other remuneration paid to such director.

(5)	Conflict of Interest:

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict. A director who holds such a disclosable interest in a contract or transaction in which the Company is involved is not entitled to vote on any directors’ resolution to approve that contract or transaction unless all of the directors have a disclosable interest in such contract or transaction, in which case any or all of those directors may vote on such resolution.

(6)	Age of Directors:

A director must be at least 18 years of age; there is no upper age limitation requirement for directors in the

Company’s Articles.

(7)	Rights, preferences and restrictions attaching to each class of shares:

Common Shares

The Common Shares of the Company shall have attached to them the following special rights and restrictions:

(i)

Voting: Each holder shall be entitled to receive notice of and attend all shareholder meetings of the Company and shall have one vote for each Common Share held at all shareholder meeting except those at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

(ii) Dividends: Subject to the rights and restrictions attached to any other class of shares of the Company, the holders of Common Shares are entitled to dividends if and when declared by the directors of the Company, in such amount and in such form as the directors may from time to time determine.

(iii) Liquidation, Dissolution or Winding-Up: Subject to the rights and restrictions attached to any other class of shares of the Company, the holders of Common Shares are entitled to share equally in the remaining property of the Company upon liquidation, dissolution or winding-up of the Company.

Preferred Shares

The Preferred Shares of the Company shall have attached to them the following special rights and restrictions:

(i)

Series: The Preferred Shares may from time to time be issued in one or more series and subject to the following provisions, and subject to the required regulatory filings being made, the directors may fix from time to time and before issue of a series of Preferred Shares, the number of shares which are to comprise that series and the designation, rights, privileges, restrictions and conditions to be attached to that series of Preferred Shares including, but not limited to, the rate or amount of dividends or the method of calculating dividends, the date of payment of dividends, the redemption, purchase and/or conversion prides and terms and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

(ii)

Dividends: If any cumulative dividends or amounts payable on the return of capital in respect of a series or Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

(iii)

Liquidation, Dissolution or Winding-Up: The Preferred Shares of each series shall, with respect to the distribution of assets or return of capital on the liquidation, dissolution or winding-up of the Company, or any other return of capital or distribution of the assets of the Company among its shareholders for the purposes of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares.

(iv)

Preference: The Preferred Shares of any series may also be given other preferences, not inconsistent with the Company’s articles, over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares of a series as may be fixed in accordance with (i) above.

(v)

Voting: Unless the directors otherwise determine, the holder of each share of a series of Preferred Shares shall not be entitled to receive notice of or vote at any meeting of shareholders of the Company.

(8)	Meetings of Shareholders:

(i)

Annual Meeting: Company must hold an annual general meeting once in each calendar year and not more than 15 months after the last annual meeting date at a time and place determined by the directors. If all shareholders entitled to vote at an annual general meeting consent by unanimous resolution to all business that is required to be transacted at that annual general meeting, then the annual general meeting shall be deemed to have been held on the date of such unanimous resolution.

	(ii)	Special Meetings: The directors may at any time call a special meeting of shareholders.

(iii)

Quorum: The quorum required for the transaction of business at a shareholders’ meeting is one person who is or represents by proxy one or more shareholders who, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

	(iv)	Special Majority: The majority of votes required for the Company to pass a special resolution at a meeting of shareholders if two-thirds (2/3) of the votes cast on the resolution.

	(v)	Casting Vote: In case of an equality of votes, the chairman of the meeting shall have the casting vote.

(9)	Limitations on rights to own securities of the Company:

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn.$50,000,000 or with assets of between Cdn.$5,000,000 and Cdn.$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA. "WTO investor" generally means:

(i)	an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(ii)	governments of WTO members; and

(iii)	entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold was $184,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn.$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn.$184,000,000 (in 1999) for a WTO investor or threshold of Cdn.$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(i)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(ii)	the effect of the investment on exports from Canada;

(iii)	the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(iv)	the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(v)	the effect of the investment on competition within any industry or industries in Canada;

(vi)	the compatibility of the investment with national industrial, economical and cultural policies;

(vii)

the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(viii)	the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of BC or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

(10)

Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

None

(11)	Conditions imposed by the Company’s Articles or By-laws that are more stringent than required by law.

None

C.	Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Item 10(D) – Taxation.”

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

D.	Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal at arm's length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arms length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non resident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock are advised to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.)

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s U.S. federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains or a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are advised to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between

(a)	the amount of cash plus the fair market value of any property received; and
(b)	the shareholder's tax basis in the common stock.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's Common Shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to mining companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include ain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

F.	Dividends and paying agents

Not applicable.

G.	Statements by Experts

The financial statements included in this Form 20-F have been audited by Smythe Ratcliffe, Chartered Accountants, as stated in its report appearing herein, and are included in reliance upon the reports of such firm given upon its authority as an expert in accounting and auditing and its consent and authorization. Smythe Ratcliffe’s address is 7th Floor, Marine Building, 355 Burrard Street, Vancouver, BC Canada V6C 2G8.

This Form 20-F contains excerpts from a mineral property report written by Gregory Smith, P.Geo, and he has given his consent and authorization for the use of such excerpts from his report in this Form 20-F.

H.	Documents on Display

The Documents concerning the Company which are referred to in this Form 20-F are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, the operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. The Company’s common shares are listed on the Exchange and are bought and sold in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for gold. In the past gold prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for gold, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s mineral properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of gold. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

PART II

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13.	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Not applicable.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

Item 16B.	CODE OF ETHICS

Not applicable.

Item 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

Item 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

Item 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

Financial Statements of the Company

Audited Financial Statements of the Company for the year ended December 31, 2004, with auditor’s report thereon dated April 20, 2005.

Unaudited Financial Statements of the Company for the nine month period ended September 30, 2005.

COASTPORT CAPITAL INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Coastport Capital Inc. are the responsibility of the Company’s management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada, which have been reconciled to accounting principles generally accepted in the United States of America as set out in Note 9, and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee which is composed primarily of non-management directors. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by Smythe Ratcliffe, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Laurie W. Sadler” (signed)
__________________________________
Laurie W. Sadler
President and Chief Executive Officer

April 20, 2005

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

facsimile: 604.688.4675
telephone: 604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF COASTPORT CAPITAL INC. (An Exploration Stage Company) We have audited the balance sheet of Coastport Capital Inc. (an exploration stage company) as at December 31, 2004 and the related statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States of America and are discussed in Note 9 to the financial statements.

The financial statements as at December 31, 2003 and for the two years then ended were audited by another auditor who expressed an opinion without reservation on those statements in his report dated March 11, 2004.

“Smythe Ratcliffe” (signed)

Chartered Accountants
Vancouver, British Columbia
April 20, 2005

COMMENTS BY AUDITORS FOR US READERS

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in Note 1 to the financial statements, the Company has incurred significant operating losses over the past three fiscal years and must raise significant capital to develop its business and to fund operating costs. These matters raise substantial doubt about the Company’s ability to continue as a going-concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Smythe Ratcliffe” (signed)

Chartered Accountants
Vancouver, British Columbia
April 20, 2005

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
BALANCE SHEETS
December 31
(Expressed in Canadian Dollars)

	2004	2003

ASSETS
CURRENT
Cash and cash equivalents	$628,348	$195,737
Amounts receivable	12,304	2,114
TOTAL CURRENT ASSETS	640,562	197,851
MINERAL PROPERTY INTERESTS (Note 3)	241,078	-
TOTAL ASSETS	$881,730	$197,851

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$251,910	$11,269

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 4)	841,916	201,831
CONTRIBUTED SURPLUS (Notes 4(b) and (e))	165,578	137,114
DEFICIT	(377,674)	(152,363)
TOTAL SHAREHOLDERS’ EQUITY	629,820	186,582
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$881,730	$197,851

APPROVED BY THE DIRECTORS

“Laurie W. Sadler” (signed)
Director - Laurie W. Sadler

“Leonard C. Dennis” (signed)
Director - Leonard C. Dennis

See Accompanying Notes to the Financial Statements

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31
(Expressed in Canadian Dollars)

	2004	2003	2002

EXPENSES

Business investigation
Consultants	$-	$44,363	$15,000
Deposit	-	25,000	-
Legal	-	16,363	-
Regulatory fees	-	2,729	-

	-	88,455	15,000
General and administrative
Legal	97,919	10,156	790
Consulting	43,595	-	2,675
Stock-based compensation (Note 4(e))	28,464	-	-
Regulatory fees	18,139	3,690	3,760
Audit and accounting	17,925	5,604	4,328
Investor relations, travel and promotion	14,556	-	-
Office and miscellaneous	4,360	901	1,393
Transfer agent	3,234	4,792	2,726
Shareholder information	497	2,921	-
Less: interest income	(3,378)	(5,073)	(7,331)

LOSS FOR THE YEAR	225,311	111,446	23,341

DEFICIT, BEGINNING OF YEAR	152,363	40,917	17,576

DEFICIT, END OF YEAR	$377,674	$152,363	$40,917

BASIC AND DILUTED LOSS PER COMMON SHARE	$0.05	$0.05	$0.01

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	4,319,016	2,160,000	3,575,136

See Accompanying Notes to the Financial Statements

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31
(Expressed in Canadian Dollars)

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(225,311)	$(111,446)	$(23,341)
Items not affecting cash:
Stock-based compensation	28,464	-	-

Net change in non-cash working capital items:
Amounts receivable	(10,190)	2,055	(1,407)
Accounts payable and accrued liabilities	5,731	4,800	3,325

TOTAL CASH USED FOR OPERATING ACTIVITIES	(201,306)	(104,591)	(21,423)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	640,085	-	24,000

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests	(241,078)	-	-
Accounts payable and accrued liabilities related to
mineral property interests	234,910	-	-
Deferred costs	-	7,539	(7,539)

TOTAL CASH PROVIDED BY (USED FOR) INVESTING
ACTIVITIES	(6,168)	7,539	(7,539)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
DURING THE YEAR	432,611	(97,052)	(4,962)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	195,737	292,789	297,751

CASH AND CASH EQUIVALENTS, END OF YEAR	$628,348	$195,737	$292,789

Supplemental disclosure relating to cash flows:

There were no non-cash transactions during the years ended December 31, 2004 and 2003.

Other cash flow information:

Interest received	$1,203	$2,959	$7,040
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

See Accompanying Notes to the Financial Statements

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on April 14, 2000 pursuant to the Alberta Business Corporations Act.

The Company was a capital pool company established under the policies of the TSX Venture Exchange (the “Exchange”). As a capital pool company, the Company’s principal business was the identification and evaluation of assets, properties or businesses with a view to acquisition or participation therein.

The Company was unable to complete a Qualifying Transaction within the time limits permitted pursuant to the policies of the Exchange. The Company therefore elected to transfer its listing from the Exchange to the NEX Board (“NEX). On December 19, 2003 the Company received shareholder approval for the transfer of its listing to NEX as well as the cancellation of all its existing escrow common shares and the consolidation of its shares on a one new for three old basis. The Company completed its transfer to NEX and trading of its securities was resumed effective February 16, 2004.

Pursuant to Policy 2.6 of the Exchange, the Company was required to complete a Reactivation which met the applicable Exchange requirements, in order for its securities to be re-listed on the Exchange.

On July 20, 2004, the Company entered into an option agreement, its Qualifying Transaction, to acquire a 50% interest in the San Ramon mineral property, located in south-central Nicaragua in consideration of incurring an aggregate of US$2,000,000 in exploration expenditures on the property by July 1, 2006. On October 29, 2004, this transaction was approved by the Exchange and trading of its shares resumed on the Exchange on November 2, 2004. The Company’s trading symbol remains unchanged as “CPP”.

In late November, 2004, the Company commenced exploration of the San Ramon gold project and has not yet determined whether these mineral property interests contain ore reserves that are economically recoverable. The Company is considered to be in the exploration stage. The recoverability of the amounts shown for mineral property interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2004, the Company reported a net loss of $225,311 (2003 - $111,446; 2002 - $23,341) and had an accumulated deficit of $377,674. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

Financial Instruments

The fair value of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.

The Company is exposed to credit risk with respect to its cash. Cash and cash equivalents have been placed with a major Canadian financial institution.

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments (“Section 3870”) whereby all stock based payments to non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock based payments are vested or the awards or rights are granted.

For the years ended December 31, 2003 and 2002, the Company applied the intrinsic value-based method, which recognizes compensation cost for awards to directors and employees only when the market price exceeds the exercise price at the date of grant but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. For the year ended December 31, 2004, the Company has retroactively adopted the fair value method for measuring compensation.

Any consideration paid by the option holders to purchase shares is credited to share capital.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consists of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consists of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. Management’s determination for impairment is based on: 1) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; 2) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at December 31, 2004, management believes there was no impairment relating to the mineral property interests.

The recorded cost of mineral property interests is based on cash paid and the assigned value of share consideration issued (where shares are issued) for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”), Section 3110 “Asset Retirement Obligations”. This statement establishes standards for accounting for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets.

Impairment of long-lived assets

The Company has adopted CICA Section 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

Income taxes

Future income tax expense is determined using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the effects of potential issuances of shares under options would be anti-dilutive.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

3.	MINERAL PROPERTY INTERESTS

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to its properties is in good standing. The properties in which the Company has committed to earn an interest are located in Nicaragua, and the Company is therefore relying on title opinion by legal counsel who is basing such opinion on the laws of Nicaragua.

Pursuant to an option agreement dated July 20, 2004 the Company was granted an option to acquire a 50% interest in a mineral property located in north-central Nicaragua from Radius Gold Inc. (“Radius”). The mineral property consists of three exploration concessions totaling 10,304.27 hectares. To earn a 50% interest in the property, the Company will be required to incur exploration expenses in the aggregate of at least US$2,000,000 on the property by July 1, 2006 as follows:

	I.	At least Cdn $200,000 by December 1, 2004;
	II.	At least Cdn $330,000, in aggregate, by February 1, 2005;
	III.	At least US$1,000,000, in aggregate, by December 31, 2005; and
	IV.	At least US$2,000,000, in aggregate, by July 1, 2006.

Radius’ interest in the property is held pursuant to the terms of an underlying option agreement with the Landowner whereby Radius has the right to acquire a 70% interest in the property upon making cash payments in the aggregate of US$475,000 (US$225,000 paid) and incurring an aggregate of US$2,000,000 in exploration expenditures on the property by February 6, 2007. The Company had agreed to be bound by the terms of this underlying agreement. Upon Radius earning a 70% interest in the property and assuming the Company exercises its option, the property will be held by the Company as to 50%, Radius as to 20% and the Landowner as to 30%. The Landowner may elect to convert his interest to a 4% net smelter royalty (“NSR”). In the event this election is made, Radius and the Company will each hold a 50% interest in the property, subject to the 4% NSR in favour of the Landowner. One-half of the NSR may be purchased from the Landowner for the price of US$1,250,000 per one percentage royalty point. The NSR is automatically reduced to 2% upon the Landowner receiving royalties in the aggregate of US$2,500,000.

Subsequent to the year end, on February 14, 2005, the option agreement was amended to waive the requirement for the Company to have incurred exploration expenses of at least Cdn$330,000 by February 1, 2005.

As at December 31, 2004, a total of $241,078 had been incurred by the Company on the San Ramon property as follows:

Exploration costs
Drilling	$163,159
Geological	28,696
Management fees and administration	20,787
Field supplies and materials	16,223
Travel and accommodation	5,380
Legal	4,395
Licences and taxes	2,438

$241,078

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

4.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.
An unlimited number of preferred shares issuable in series, rights and privileges to be determined upon issue.

	(b)	Issued and Outstanding

Common Shares	Number of Shares	Amount
Balance, December 31, 2002	3,627,400	$338,945
Cancellation of escrow shares (Note 4©)	(1,467,400)	(137,114)

Balance, December 31, 2003	2,160,000	201,831

Issued
Private placements, net of issue costs	7,160,000	640,085

Balance, December 31, 2004	9,320,000	$841,916

During the year ended December 31, 2004, the Company issued 7,160,000 common shares pursuant to private placements for gross proceeds of $712,000. Fees and commissions related to these offerings totaled $71,915, resulting in net proceeds to the Company of $640,085. In conjunction with these private placements, a total of 5,549,750 share purchase warrants were issued, of which 549,750 were issued to agents in conjunction with finders fees’ and 5,000,000 were issued to investors (Note 4(f)).

(c)	Escrow Shares

During the year ended December 31, 2003, in accordance with the policies of the Exchange and pursuant to its transfer to NEX (Note 1), a total of 1,467,400 of the Company’s issued shares, held pursuant to escrow agreements, were cancelled. The ascribed value of the cancelled shares, in the amount of $137,114, was transferred to contributed surplus.

(d)	Stock Options

The Company has a stock option plan whereby the board of directors are authorized to grant options to a rolling ceiling of 10% of the issued and outstanding common shares of the Company.

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

As at December 31, 2004, the following incentive stock options were outstanding and exercisable:

			Weighted		Average
		Number of	Average		Remaining
Number	Exercise	Options	Exercise		Contractual
of Shares	Price	Exercisable	Price	Expiry Date	Life

450,000	$ 0.25	450,000	$ 0.25	November 3, 2006	1.84 years

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

4.	SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2004		2003		2002

		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding,
beginning of year	186,672	$0.15	316,600	$0.15	506,740	$0.15
Granted	450,000	0.25	-	-	-	-
Exercised	-	-	-	-	(160,000)	0.15
Expired/forfeited	(186,672)	0.15	(129,928)	0.15	(30,140)	0.15

Outstanding,
end of year	450,000	$0.25	186,672	$0.15	316,600	$0.15

(e) Stock-based compensation

During the year ended December 31, 2004, the Company elected to adopt the fair value method to value stock based compensation. Under the transitional provisions of Section 3870, the method has been applied retroactively.

The Company granted 450,000 stock options to directors, officers and consultants during the year ended December 31, 2004. Accordingly, stock based compensation of $28,464 calculated using the Black-Scholes options pricing model, was recorded as an expense in fiscal 2004.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2004:

2004

Risk-free interest rate	3.14%
Expected life of options	2 years
Stock price volatility	38.55%
Dividend rate	-

(f)	Warrants

The following share purchase warrants were outstanding at December 31, 2004:

Number of Shares	Exercise Price	Expiry Date

5,000,000	$ 0.22	September 16, 2006
549,750	$ 0.145	September 16, 2006

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

5.	INCOME TAXES

As at December 31, 2004, the Company has accumulated non-capital losses of approximately $414,000 which may be applied against future income for Canadian income tax purposes. The potential future tax benefits of the losses have not been recorded in these financial statements. The losses expire as follows:

2008	$36,000
2009	42,000
2010	106,000
2014	230,000
$414,000

In addition, the Company has approximately $240,000 in resource tax pools which may be applied against future taxable income in Canada.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003	2002
Future income tax assets
Non-capital losses carried forward	$146,061	$68,681	$30,984
Capital losses carried forward	4,405	4,655	-

	150,466	73,336	30,984
Valuation allowance for future income tax assets	(150,466)	(73,336)	(30,984)

Net future income tax assets	-	-	-
Future income tax liabilities	-	-	-

Future income tax assets, net	$-	$-	$-

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2004	2003	2002

	35.24%	37.24%	39.24%
Income tax benefit computed at Canadian
statutory rates	$79,400	$41,502	$16,623
Temporary differences not recognized in year	(3,146)	7,084	-
Unrecognized tax losses	(76,254)	(48,586)	(16,623)

Future income tax assets, net	$-	$-	$-

6.	SEGMENTED DISCLOSURE

The Company operates in one reportable operating segment, mineral exploration. Prior to the year ended December 31, 2004, the Company’s principal business was the identification and evaluation of assets, properties or businesses with a view to acquisition or participation therein. All of the Company’s assets are located in Canada with the exception of its mineral property interests, as discussed in Note 4.

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

7.	BUSINESS INVESTIGATION EXPENSES

On December 11, 2002 the Company entered into a letter agreement, as amended January 31, 2003, to merge with or acquire all of the issued and outstanding shares of any class of Sunrise Communications Corporation (“Sunrise”) or its to be formed parent company. Sunrise is a private company incorporated under the laws of the State of Washington, U.S.A. and operates in the cable television industry. On November 19, 2003 the agreement with Sunrise was terminated. Costs incurred during 2002 and 2003 in connection with the proposed transaction, in the aggregate of $88,455, and which had previously been deferred, were written off during 2003.

8.	RELATED PARTY TRANSACTIONS

During the current year, the Company paid or accrued consulting fees of $28,925 (2003 - $Nil) to a company controlled by an officer of the Company. Additionally, the Company paid audit and accounting fees of $675 (2003-$Nil) to an officer of the Company.

9.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The differences between Canadian and U.S. GAAP are summarized as follows:

(a)	Mineral Properties

Under Canadian GAAP acquisition costs and exploration expenditures are deferred as explained in note 2.

Under U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under U.S. GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	(b)	Stock-Based Compensation

Under Canadian GAAP, the Company has adopted the fair value method of accounting for stock options granted to directors and employees as described in Note 2. For U.S. GAAP purposes, the Company applied the intrinsic value method of accounting for stock options granted to directors and employees during the years ended December31, 2003 and 2002, and prospectively changed to the fair value method commencing with the year ended December 31, 2004. As no director or employee stock options were granted during 2003 or 2002, this difference has no effect on these financial statements.

	(c)	Impact of recent United States Accounting Pronouncements

(i)

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

(ii)

On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of Statement 149 did not have any effect on its consolidated financial position, results of operations or cash flows.

(iii)

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. The adoption of Statement 150 did not have any effect on its consolidated financial position, results of operations or cash flows.

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(iv)

FAS 153, Exchanges of non monetary Assets. The provisions of this Statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company’s financial statements.

(v)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by nonpublic entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(vi)

In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the Fair Value Method. This pronouncement will have no impact on the Company, as the Company accounts for all options and warrants using the Fair Value Method, under Canadian GAAP.

(d)	Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

Balance Sheets

Increase (decrease) in accounts to comply with U.S. GAAP:

	2004	2003

Total assets under Canadian GAAP	$881,730	$197,851
Adjustment to reconcile to U.S. GAAP
Write-off of capitalized mineral property costs	(241,078)	-

Total assets under U.S. GAAP	$640,652	$197,851

Shareholders’ equity under Canadian GAAP	$629,820	$186,582
Adjustments to reconcile to U.S. GAAP
Write off of mineral property costs	(241,078)	-

Total shareholder’s equity under U.S. GAAP	$388,742	$186,582

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Operations and Deficit
	2004	2003	2002
Loss for the year, under Canadian GAAP	$(225,311)	$(111,446)	$(23,341)
Adjustments to reconcile to U.S. GAAP
Mineral property costs incurred in the year	(241,078)	-	-
Loss under U.S. GAAP	(466,389)	(111,446)	(23,341)
Basic and diluted loss per share under U.S. GAAP	$(0.11)	$(0.05)	$(0.01)
Weighted average number of shares outstanding	4,319,016	2,160,000	3,575,136

Statements of Cash Flows
	2004	2003	2002
Cash used for operating activities under Canadian GAAP	$(201,306)	$(104,591)	$(21,423)
Adjustments to reconcile to U.S. GAAP
Mineral property costs incurred in the year	(6,168)	-	-
Cash used for operating activities under U.S. GAAP	$(207,474)	$(104,591)	$(21,423)
Cash used for investing activities under Canadian GAAP	$(6,168)	$7,539	$(7,539)
Adjustments to reconcile to U.S. GAAP
Mineral property costs, net of recoveries, incurred in year	6,168	-	-
Cash used for investing activities under U.S. GAAP	$-	$7,539	$(7,539)

COASTPORT CAPITAL INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited)

SEPTEMBER 30, 2005

Responsibility for Financial Statements

The accompanying financial statements for Coastport Capital Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. Management believes the financial statements are free of material misstatement and present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for the periods then ended.

COASTPORT CAPITAL INC.
BALANCE SHEETS

	September 30,	December 31,
	2005	2004

ASSETS

Current
Cash and cash equivalents	$195,473	$628,348
Amounts receivable	12,903	12,304
Prepaid expenses	9,400	-

Total Current Assets	217,776	640,562

Mineral property interests and deferred exploration (Note 3)	285,053	241,078

Total Assets	$502,829	$881,730

LIABILITIES

Current
Accounts payable and accrued liabilities	$5,332	$251,910

SHAREHOLDERS’ EQUITY

Share capital (Note 4)	841,916	841,916

Contributed surplus	165,578	165,578

Deficit	(509,997)	(377,674)

Total Shareholders’ Equity	497,497	629,820

Total Liabilities and Shareholders’ Equity	$502,829	$881,730

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS

“Laurie W. Sadler”
Director – Laurie W. Sadler

“Leonard C. Dennis”
Director – Leonard C. Dennis

COASTPORT CAPITAL INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – See Notice to Reader)

	For the Three Months Ended		For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004

EXPENSES
Consultants	$648	$6,812	$16,270	$32,175
Regulatory fees	-	9,155	7,395	16,704
Legal	14,850	4,862	34,976	9,103
Investor relations, travel and promotion	1,937	316	43,037	2,460
Audit and accounting	1,860	4,463	5,732	6,110
Transfer agent	2,383	926	4,839	2,410
Office and miscellaneous	2,695	1,432	12,437	2,533
Shareholder information	150	-	1,311	497
Less: interest income	(1,074)	(950)	(5,021)	(2,631)

Total operating expenses	23,449	27,016	120,976	69,361

OTHER ITEMS
Property investigation	-	-	11,347	-

LOSS FOR THE PERIOD	23,449	27,016	132,323	69,361

DEFICIT, BEGINNING OF PERIOD	486,548	194,708	377,674	152,363

DEFICIT, END OF PERIOD	$509,997	$221,724	$509,997	$221,724

LOSS PER SHARE	$0.00	$0.01	$0.01	$0.02

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	9,320,000	4,320,000	9,320,000	3,169,051

COASTPORT CAPITAL INC.
STATEMENTS OF CASH FLOWS
(Unaudited – See Notice to Reader)

	For the Three Months Ended		For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the period	$(23,449)	$(27,016)	$(132,323)	$(69,361)

Net change in non-cash working capital items:
Amounts receivable	(7,190)	1,773	(599)	(3,143)
Prepaid expenses	9,125	8,664	(9,400)	(11,336)
Accounts payable and accrued liabilities	(48,382)	(26,461)	(246,578)	(9,975)

	(69,896)	(43,040)	(388,900)	(93,815)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	-	535,503	-	694,116

INVESTING ACTIVITIES
Deferred costs	-	-	-	(6,448)
Mineral property interests and deferred
exploration costs	32,672	-	(43,975)	-

	32,672	-	(43,975)	(6,448)

INCREASE (DECREASE) IN CASH	(37,224)	492,463	(432,875)	593,853

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	232,697	297,127	628,348	195,737

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$195,473	$789,590	$195,473	$789,590

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

1.	NATURE OF OPERATIONS

The Company was incorporated on April 14, 2000 pursuant to the Alberta Business Corporations Act.

The Company is a capital pool company established under the policies of the TSX Venture Exchange (the “Exchange”). As a capital pool company, the Company’s principal business is the identification and evaluation of assets, properties or businesses with a view to acquisition or participation therein. Where an acquisition or participation is warranted (the “Qualifying Transaction”), additional funding will be required. The ability of the company to fund its potential future operations and commitments is dependent upon the ability of the Company to obtain additional financing.

The Company was unable to complete a Qualifying Transaction within the time limits permitted pursuant to the policies of the Exchange. The company therefore elected to transfer its listing from the Exchange to the NEX Board (“NEX). On December 19, 2003 the Company received shareholder approval for the transfer of its listing to NEX as well as the cancellation of all its existing escrow common shares and the consolidation of its shares on a one new for three old basis. The Company completed its transfer to NEX and trading of its securities was resumed effective February 16, 2004.

Pursuant to Policy 2.6 of the Exchange, the Company was required to complete a Reactivation which met the applicable Exchange requirements, in order for its securities to be re-listed on the Exchange.

On July 20, 2004, the Company entered into an option agreement, its Qualifying Transaction, to acquire a 50% interest in the San Ramon mineral property, which is prospective for gold, located in south-central Nicaragua in consideration of incurring an aggregate of US$2,000,000 in exploration expenditures on the property by July 1, 2006. On October 29, 2004, the Company announced that this transaction was approved by the Exchange and trading of its shares resumed on November 2, 2004. The Company’s trading symbol remains unchanged as “CPP”.

In late November, 2004, the Company commenced exploration of the San Ramon gold project and has not yet determined whether these mineral property interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral property interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	September 30,	December 31,
	2005	2004

Deficit	$(509,997)	$(337,674)
Working capital	$212,444	$388,652

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments

The fair value of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.

Stock Based Compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments (“Section 3870”) whereby all stock based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock based payments are vested or the awards or rights are granted. For the years ended December 31, 2003 and 2002, the Company applied the intrinsic value-based method, which recognizes compensation cost for awards to directors and employees only when the market price exceeds the exercise price at date of grant but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has prospectively adopted the fair value method for measuring compensation. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; 2) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at September 30, 2005, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”). AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and, iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, was the year ended December 31, 2004.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph 21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flows from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

As disclosed above, the Company considers that its mineral property interest and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Cost of maintaining mineral property interests and deferred exploration costs

The Company does not accrue the estimated future costs of maintaining its mineral property interests and deferred exploration costs in good standing.

Income taxes

Future income tax expense is determined using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the effects of potential issuances of shares under options would reduce the calculated loss per share, and therefore, basic and diluted loss per share are the same.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.	MINERAL PROPERTY INTERESTS

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to its properties is in good standing. The properties in which the Company has committed to earn an interest are located in Nicaragua, and the Company is therefore relying on title opinion by legal counsel who is basing such opinion on the laws of Nicaragua.

Pursuant to an option agreement dated July 20, 2004 the Company was granted an option to acquire a 50% interest in a mineral property located in north-central Nicaragua from Radius Gold Inc. (“Radius”). The mineral property consists of three exploration concessions totaling 10,304.27 hectares. To earn a 50% interest in the property, the Company will be required to incur exploration expenses in the aggregate of at least US$2,000,000 on the property by July 1, 2006 as follows:

	I.	At least Cdn $200,000 by December 1, 2004;
	II.	At least Cdn $330,000, in aggregate, by February 1, 2005 (*waived);
	III.	At least US$1,000,000, in aggregate, by December 31, 2005; and
	IV.	At least US$2,000,000, in aggregate, by July 1, 2006

Radius’ interest in the property is held pursuant to the terms of an underlying option agreement with the Landowner whereby Radius has the right to acquire a 70% interest in the property upon making cash payments in the aggregate of US$475,000 (US$225,000 paid) and incurring an aggregate of US$2,000,000 in exploration expenditures on the property by February 6, 2007. The Company had agreed to be bound by the terms of this underlying agreement. Upon Radius earning a 70% interest in the property and assuming the Company exercises its option, the property will be held by the Company as to 50%, Radius as to 20% and the Landowner as to 30%. The Landowner may elect to convert his interest to a 4% net smelter royalty (“NSR”). In the event this election is made, Radius and the Company will each hold a 50% interest in the property, subject to the 4% NSR in favour of the Landowner. One-half of the NSR may be purchased from the Landowner for the price of US$1,250,000 per one percentage royalty point. The NSR is automatically reduced to 2% upon the Landowner receiving royalties in the aggregate of US$2,500,000.

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

3.	MINERAL PROPERTY INTERESTS (Cont’d)

Exploration costs have been incurred by the Company on the San Ramon property as follows:

	September 30,	December 31,
	2005	2004

San Ramon property
Exploration Costs
Drilling	$207,134	$163,159
Geological	28,696	28,696
Management fees and administration	20,787	20,787
Field supplies and materials	16,223	16,223
Travel and accommodation	5,380	5,380
Legal	4,395	4,395
Licences and taxes	2,438	2,438

San Ramon property - Balance, end of period	$285,053	$241,078

*

On February 14, 2005, the Company announced that the option agreement with Radius had been amended to waive the requirement for the Company to have incurred exploration expenses of at least Cdn$330,000 in aggregate by February 1, 2005.

4.	SHARE CAPITAL

Authorized

An unlimited amount of common shares without par value.
An unlimited number of preferred shares issuable in series, rights and privileges to be determined upon issue.

Issued and Outstanding

Common Shares	Number of Shares	Amount

Balance, December 31, 2003	2,160,000	$201,831

Issued
Private placements, net of issue costs	7,160,000	640,085

Balance, December 31, 2004 and September 30, 2005	9,320,000	$841,916

Escrow Shares

During the fiscal year ended December 31, 2003, in accordance with the policies of the Exchange and pursuant to its transfer to NEX (Note 1), a total of 1,467,400 of the Company’s issued shares, held pursuant to escrow agreements, were cancelled. The ascribed value of the cancelled shares, in the amount of $137,114, was transferred to contributed surplus.

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

4.	SHARE CAPITAL (Cont’d)

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

As at September 30, 2005, the following incentive stock options were outstanding and exercisable:

		Number of	Weighted
Number	Exercise	Options	Average		Average Remaining
of Shares	Price	Exercisable	Exercise Price	Expiry Date	Contractual Life

450,000	$ 0.25	450,000	$ 0.25	November 3, 2006	1.09 years
450,000		450,000

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2005		2004		2003

		Weighted				Weighted
	Number	Average	Number	Weighted	Number	Average
	of	Exercise	of	Average	of	Exercise
	Options	Price	Options	Exercise	Options	Price
				Price

Options, beginning of
period	450,000	$0.25	186,672	$0.15	316,600	$0.15
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired/forfeited	-	-	-	-	(129,928)	0.15

Options, end of period	450,000	$0.25	186,672	$0.15	186,672	$0.15

Stock-based compensation

During the year ended December 31, 2004, the Company elected to adopt the fair value method to value stock based compensation. Under the transitional provisions of Section 3870, the method has been applied prospectively.

The Company granted 450,000 stock options to directors, officers and consultants during the year ended December 31, 2004. Accordingly, stock based compensation of $28,464, calculated using the Black-Scholes options pricing model, was recorded as an expense in fiscal 2004.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2004:

2004

Risk-free interest rate	3.14%
Expected life of options	2 years
Stock price volatility	57.98%
Dividend rate	0.00%

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

4.	SHARE CAPITAL (Cont’d)

Stock-based compensation (Cont’d)

Warrants

The following share purchase warrants were outstanding at September 30, 2005:

Number of Shares	Exercise Price	Expiry Date

5,000,000	$ 0.22	September 16, 2006
549,750	$ 0.145	September 16, 2006

5.	SEGMENTED DISCLOSURE

The Company operates in one reportable operating segment, mineral exploration. Prior to the year ended December 31, 2004, the Company’s principal business was the identification and evaluation of assets, properties or businesses with a view to acquisition or participation therein. All of the Company’s assets are located within Canada with the exception of its mineral property interests, as discussed in Note 3.

6.	RELATED PARTY TRANSACTIONS

During the current year, the Company has paid or accrued consulting fees of $13,630 (2004 -$24,525; 2003 - $Nil) to directors, officers and to a company controlled by an officer of the Company. A total of $3,260 has been paid to an officer of the Company for audit and accounting services (2004 - $Nil; 2003 –Nil). During fiscal 2005, the Company has paid or accrued office rent of $5,600 (2004 - $Nil; 2003 - $Nil) to a company related via a common officer.

7.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAPP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The difference between Canadian and U.S. GAAP are summarized as follows:

a.	Mineral Properties

Under Canadian GAAP acquisition costs and exploration expenditures are deferred as explained in note 2. Under U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

7.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Under U.S. GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

b.	Stock-based Compensation

Under Canadian GAAP, the Company has adopted the fair value method of accounting for stock options granted to directors and employees as described in Note 2. For U.S. GAAP purposes, the Company applied the intrinsic value method of accounting for stock options granted to directors and employees during the years ended December 31, 2003 and 2002, and prospectively changed to the fair value method commencing with the year ended December 31, 2004. As no director or employee stock options were granted during 2003 or 2002, this difference has no effect on these financial statements.

c.	Impact of recent United States Accounting Pronouncements

(i)

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of accounting Research Bulletin No. 51, Consolidated Financial Statements, Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

(ii)

On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of Statement 149 did not have any effect on its consolidated financial position, results of operations or cash flows.

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

7.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

(iii)

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. The adoption of Statement 150 did not have any effect on its consolidated financial position, results of operations or cash flows.

(iv)

FAS 153, Exchanges of non monetary Assets. The provisions of this Statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company’s financial statements.

(v)

FIN 46(R), consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46 (R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December, 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by nonpublic entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(vi)

In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the Fair Value Method. This pronouncement will have no impact on the Company, as the Company accounts for all options and warrants using the Fair Value Method, under Canadian GAAP.

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

7.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

	(d)	Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

Balance Sheets

Increase (decrease) in accounts to comply with U.S. GAAP:

	September 30,	December, 31
	2005	2004

Total assets under Canadian GAAP	$502,829	$881,730
Adjustment to reconcile to U.S. GAAP
Write-off of capitalized mineral property costs	(285,053)	(241,078)

Total assets under U.S. GAAP	$217,776	$640,652

	September 30,	December, 31
	2005	2004

Shareholders’ equity under Canadian GAAP	$497,497	$629,820
Adjustment to reconcile to U.S. GAAP
Write-off of capitalized mineral property costs	(285,053)	(241,078)

Total shareholders’ equity under U.S. GAAP	$212,444	$338,742

	September 30,	September 30,
	2005	2004
Statements of operation and deficit

Net loss for the period, Canadian GAAP	$(132,323)	$(69,361)
Adjustment to mineral property interests and deferred
exploration costs	(285,053)	-
Adjustment to deferred acquisition costs	-	(6,448)

Net loss for the period, U.S. GAAP	$(417,376)	$(75,809)

Basic and diluted loss per shares, U.S.GAAP	$(0.04)	$(0.02)

Basic and diluted weighted average number of
common shares outstanding, U.S. GAAP	9,320,000	3,169,051

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

7.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

	September 30,	September 30,
	2005	2004
Statements of cash flows

Cash flows used in operating activities, Canadian GAAP	$(388,900)	$(93,815)
Adjustments to mineral properties	-	-

Cash flows used in operating activities, US GAAP	(388,900)	(93,815)

Cash flows used in investing activities, Canadian GAAP	(43,975)	(6,448)
Adjustments to mineral properties	43,975	6,448

Cash flows used in investing activities, US GAAP	-	-

Item 18.	FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.	EXHIBITS

1.1.	Articles and By-laws of the Company (previously filed)
1.2	New British Columbia Articles of the Company
4(a).1	Option Agreement between Radius Gold Inc. and the Registrant dated July 20, 2004, as amended (previously filed)
4(c).1	Stock Option Plan of the Company dated November 4, 2004 (previously filed)
4(c).2	Consulting Services Agreement with Warwick Smith dated November 3, 2004 (previously filed)
15(a).1	Consent of G. Ross McDonald, C.A., the Company’s auditor (previously filed)
15(a).2	Consent of Gregory Smith, B.Sc., P.Geo., author of report on the Nicaraguan property (previously filed).
15(a).3	Consent of Smythe Ratcliffe, Chartered Accountants, the Company’s auditors(1)
15(a).4	Consent of Gregory Smith, B.Sc., P.Geo., author of report on the Nicaraguan property

(1) G. Ross McDonald, C.A. merged with Smythe Ratcliffe, Chartered Accountants, on February 1, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

COASTPORT CAPITAL INC.

Date: December 2, 2005.	By:	/s/ “Laurie Sadler”

	Title:	Laurie Sadler
President